UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2012

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

São Paulo, May 07, 2012 – CPFL Energia S.A. (BM&FBOVESPA: CPFE3 and NYSE: CPL), announces its 1Q12 results. The financial and operational information herein, unless otherwise indicated, is presented on a consolidated basis and is in accordance with the applicable legislation. Comparisons are relative to 1Q11, unless otherwise stated.

CPFL ENERGIA ANNOUNCES 1Q12 NET INCOME OF R$ 423 MILLION

Indicators (R$ Million)	1Q12	1Q11	Var.
Sales within the Concession Area - GWh	13,938	13,482	3.4%
Captive Market	10,220	9,983	2.4%
TUSD	3,718	3,499	6.3%
Commercialization and Generation Sales - GWh	3,600	3,118	15.4%
Gross Operating Revenue	5,042	4,510	11.8%
Net Operating Revenue	3,421	3,023	13.2%
EBITDA (IFRS)(1)	1,084	1,020	6.2%
EBITDA (IFRS+ Regulatory Assets & Liabilities - Non-Recurring)(2)	1,067	906	17.9%
Net Income (IFRS)	423	466	-9.2%
Net Income (IFRS+ Regulatory Assets & Liabilities - Non-Recurring)(3)	411	375	9.5%
Investments	555	412	34.6%

Notes:

(1)     EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result, depreciation/amortization and result of pension fund contributions;

(2)     EBITDA (IFRS + Regulatory Assets & Liabilitites – Non-recurring) considers, besides the items mentioned above, the regulatory assets and liabilities, and excludes the non-recurring effects;

(3)     Net Income (IFRS + Regulatory Assets & Liabilitites – Non-recurring) considers the regulatory assets and liabilities and excludes the non-recurring effects.

1Q12 HIGHLIGHTS

•      Increase of 3.4% in energy sales within the concession area, of 2.4% in sales to the captive market and of 6.3% in the volume of TUSD;

•      Investments of R$ 555 million;

•      Annual Tariff Adjustment of 3.71% for CPFL Paulista as of April 2012, of which 1.96% related to the tariff adjustment and 1.75% related to the financial components external to the Annual Tariff Adjustment;

•      Conclusion of the transaction of acquisition of Atlântica Wind Complex, in March 2012;

•      CPFL Energia’s rating was maintained the same, by Fitch Ratings | AA+(bra);

•      In the last 12 months, the appreciation of CPFL Energia’s shares price on the BM&FBOVESPA was of 25.5%, outperforming the Ibovespa (-5.9%) and the IEE (18.0%); in the same period, the appreciation of the ADRs on the NYSE was of 9.9%, outperforming the DJ Br20 (-13.1%) and the Dow Jones (7.2%);

•      Increase of 15.5% in the average daily trading volume of CPFL Energia’s shares on the BM&FBOVESPA and on the NYSE, rising from R$ 30.7 million, in 1Q11, to R$ 35.5 million, 1Q12. The number of trades on the BM&FBOVESPA increased by 83.7%, rising from a daily average of 1,368, in 1Q11, to 2,512, in 1Q12;

•      Re-entry of CPFL Energia’s shares in the Dow Jones Brazil Titans 20 ADR Index (which represents the 20 ADRs with the highest liquidity on the NYSE and NASDAQ) as of March 2012.

INDEX

1) MACROECONOMIC CONTEXT	3

2) ENERGY SALES	6
2.1) Sales within the Distributors’ Concession Area	6
2.1.1) Sales to the Captive Market	6
2.1.2) Sales by Class – Concession Area	7
2.1.3) TUSD by Distributor	7
2.2) Commercialization and Generation Sales – Excluding Related Parties	7

3) INFORMATION ON INTEREST IN COMPANIES AND CRITERIA OF FINANCIAL STATEMENTS CONSOLIDATION 8
3.1) Consolidation of CPFL Renováveis Financial Statements	9

4) ECONOMIC-FINANCIAL PERFORMANCE	10
4.1) Operating Revenue	11
4.2) Cost of Electric Energy	11
4.3) Operating Costs and Expenses	12
4.4) Regulatory Assets and Liabilities	14
4.5) EBITDA	14
4.6) Financial Result	14
4.7) Net Income	15

5) DEBT	16
5.1) Financial Debt (Including Hedge)	16
5.2) Total Debt (Financial Debt + Hedge + Debt with the Private Pension Fund)	18
5.3) Net Debt – criteria in line with the calculation of financial covenants	19

6) INVESTMENTS	20

7) DIVIDENDS	21

8) STOCK MARKET	22
8.1) Share Performance	22
8.2) Average Daily Volume	23
8.3) Ratings	23

9) CORPORATE GOVERNANCE	24

10) CURRENT SHAREHOLDERS STRUCTURE – 03/31/2012	25

11) PERFORMANCE OF THE BUSINESS SEGMENTS	26
11.1) Distribution Segment	26
11.1.1) Economic-Financial Performance	26
11.1.2) Tariff Review	30
11.1.3) Tariff Adjustment	31
11.2) Commercialization and Services Segment	32
11.3) Conventional Generation Segment	33
11.3.1) Economic-Financial Performance	33
11.4) CPFL Renováveis	35
11.4.1) Economic-Financial Performance	35
11.4.2) Status of Generation Projects	36

12) ATTACHMENTS	40
12.1) Statement of Assets – CPFL Energia	40
12.2) Statement of Liabilities – CPFL Energia	41
12.3) Income Statement – CPFL Energia	42
12.4) Cash Flow – CPFL Energia	43
12.5) Income Statement – Segments of Conventional Generation (excl. CPFL Renováveis) and CPFL Renováveis	44
12.6) Income Statement – Consolidated Distribution Segment	45
12.7) Economic-Financial Performance – Distributors	46
12.8) Sales to the Captive Market by Distributor (in GWh)	48

1) MACROECONOMIC CONTEXT

Recently, Brazil has emerged in the international context: besides having passed almost unscathed to the crisis that sweeps the world since the second half of 2008, the country has shown great prospects for the future. With a booming domestic economy, falling unemployment indexes, real earnings of the mass of income, expansion of credit to households and high levels of investment, Brazil has been outstanding compared to the rest of the world economies.

According to data from the IBGE and the Ministry of Finance, the investment rate (gross formation of fixed capital) has accelerated in recent years, as shown in the chart below.

Investment rate accelerating

Investment rate (gross formation of fixed capital), in % of GDP

(*) Projections of the Ministry of Finance.

Source: IBGE and Ministry of Finance.

According to data from the Ministry of Planning, Budget and Management, the 2nd phase of the Program for Accelerated Growth (PAC) should involve almost R$ 1 trillion in investments in the 2011-2014 quadrennium. Only investments in Energy should account for more than 48% of this amount.

PAC 2 (R$ billion)
Axes	2011-2014	After 2014	Total
PAC Citizen Community	23.0	-	23.0
PAC Water and Light for All	30.6	-	30.6
PAC Better City	57.1	-	57.1
PAC Transport	104.5	4.5	109.0
PAC My Home My Life	278.2	-	278.2
PAC Energy	461.6	626.9	1,088.5
Total	955.0	631.4	1,586.4

Source: IBGE and Ministry of Planning, Budget and Management.

From data compiled by 2011-2012 Exame Magazine Yearbook, of the 15 largest projects in the electric energy sector in the world, 6 are located in Brazil:

Fifteen Largest Projects in the Electric Energy Sector of the World* (US$ billion)

(*) In the final stages of preparation or in progress.

Source: CG-LA, 2011-2012 Exame Yearbook.

This therefore represents the great demand for investments in energy infrastructure that Brazil has presented to support its growth in coming years, mainly in relation to the 2nd phase of the Program for Accelerated Growth (PAC), the 2014 World Cup and the Olympics in 2016.

Despite a scenario of high investments, which itself should lead the industrial sector to a higher consumption of energy due to the production of capital goods, the fall in interest rates promoted by the Brazilian Central Bank and the new measures of stimulus to the industrial sector released by the Ministry of Finance should begin to take effect as of the second half of 2012.

In addition, the trends of low unemployment and high mass of wage income, as shown below, will also contribute to the residential and commercial segments have expressive performances, favoring the consolidated growth of energy consumption in Brazil.

Real mass of income from work (RMs Total) with seasonal adjustment

Source: IBGE

There is therefore great prospects for the performance of the Brazilian economy in comparison with the rest of the world, highlighting the challenges and opportunities for the energy industry in Brazil.

2) ENERGY SALES

2.1) Sales within the Distributors’ Concession Area

Sales within the Concession Area - GWh
	1Q12	1Q11	Var.
Residential	3,631	3,459	5.0%
Industrial	5,993	5,942	0.9%
Commercial	2,295	2,199	4.4%
Others	2,019	1,882	7.3%
Total	13,938	13,482	3.4%

In 1Q12, sales within the concession area, achieved by the distribution segment, totaled 13,938 GWh, an increase of 3.4%.

Sales within the Concession Area - GWh
	1Q12	1Q11	Var.
Captive Market	10,220	9,983	2.4%
TUSD	3,718	3,499	6.3%
Total	13,938	13,482	3.4%

In 1Q12, sales to the captive market totaled 10,220 GWh, an increase of 2.4%.

The energy volume in GWh consumed by free customers in the distributors’ operational areas, billed through the Distribution System Usage Tariff (TUSD), rose by 6.3% to 3,718 GWh in 1Q12, reflecting the migration of customers to the free market.

2.1.1) Sales to the Captive Market

Captive Market - GWh
	1Q12	1Q11	Var.
Residential	3,631	3,459	5.0%
Industrial	2,406	2,565	-6.2%
Commercial	2,187	2,099	4.2%
Others	1,997	1,860	7.3%
Total	10,220	9,983	2.4%

Note: The captive market sales by distributor tables are attached to this report in item 12.8.

In the captive market, emphasis is given to the growths of the residential and commercial classes, which jointly accounted for 56.9% of total consumption by the distributors’ captive consumers:

•      Residential and commercial classes: up by 5.0% and 4.2%, respectively, favored by the accumulated effects of economic growth (increase of income levels, purchasing power of consumers and the expansion of credit to consumption) over recent years.

•      Industrial class: down by 6.2%, due to the migration of customers to the free market and the fall in industrial production. Despite the industrial production at a slower pace, requests of reduction of load (power) of industrial customers were not observed in the period,favoring the maintenance of revenue from this class.

2.1.2) Sales by Class – Concession Area

Note: in parentheses, the variation in percentage points from 1Q11 to 1Q12.

2.1.3) TUSD by Distributor

TUSD by Distributor - GWh
	1Q12	1Q11	Var.
CPFL Paulista	1,832	1,742	5.2%
CPFL Piratininga	1,405	1,349	4.2%
RGE	412	356	16.0%
CPFL Santa Cruz	7	4	68.2%
CPFL Jaguari	24	16	47.3%
CPFL Mococa	1	-	0.0%
CPFL Leste Paulista	12	9	29.8%
CPFL Sul Paulista	24	23	5.6%
Total	3,718	3,499	6.3%

2.2) Commercialization and Generation Sales – Excluding Related Parties

Commercialization and Generation Sales - GWh
	1Q12	1Q11	Var.
Total	3,600	3,118	15.4%

Note: Excludes sales to related parties and in the CCEE. Considers Furnas (Semesa) and other generation sales outside the group, except Epasa’s sales (availability contract). Considers 100% of the sales of CPFL Renováveis. Considers the provisioned supply of 39 GWh in 1Q12.

In 1Q12, commercialization sales moved up by 15.4% to 3,600 GWh, due to (i) the increase in sales to free customers, as a result of the increase in the number of customers in the portfolio in 1Q12 compared to 1Q11 (from 112 to 139), and (ii) the increase in sales through commercialization and generation’s bilateral contracts.

3) INFORMATION ON INTEREST IN COMPANIES AND CRITERIA OF FINANCIAL STATEMENTS CONSOLIDATION

The interests directly or indirectly held by CPFL Energia in its subsidiaries and jointly-owned entities are described bellow. Except for: (i) the jointly-owned entities Enercan, Baesa, Foz do Chapecó and Epasa, which are consolidated proportionately, and (ii) the investment in Investco recorded at cost by the subsidiary Paulista Lajeado, the other units are fully consolidated.

As of March 31, 2012 and December 31, 2011, the participation of non-controlling interests stated in the consolidated statements refers to the third-party interests in the subsidiaries Ceran, Paulista Lajeado and in CPFL Renováveis. On March 31, 2011, the participation of non-controlling interests refered to the third-party interests in the subsidiaries Ceran and Paulista Lajeado.

Energy distribution	Company Type	Equity Interest	Location (State)	Number of municipalities	Approximate number of consumers (in thousands)	Concession term	End of the concession

		Direct
Companhia Paulista de Força e Luz ("CPFL Paulista")	Publicly-quoted corporation		Interior of S. Paulo	234	3,800	30 years	November 2027
		100%

		Direct
Companhia Piratininga de Força e Luz ("CPFL Piratininga")	Publicly-quoted corporation		Interior of S. Paulo	27	1,495	30 years	October 2028
		100%

		Direct
Rio Grande Energia S.A. ("RGE")	Publicly-quoted corporation		Interior of Rio Grande do Sul	253	1,325	30 years	November 2027
		100%

		Direct
Companhia Luz e Força Santa Cruz ("CPFL Santa Cruz")	Private corporation		Interior of São Paulo and Paraná	27	187	20 years	July 2015
		100%

		Direct
Companhia Leste Paulista de Energia ("CPFL Leste Paulista")	Private corporation		Interior of S. Paulo	7	52	16 years	July 2015
		100%

		Direct
Companhia Jaguari de Energia ("CPFL Jaguari")	Private corporation		Interior of S. Paulo	2	34	16 years	July 2015
		100%

		Direct
Companhia Sul Paulista de Energia ("CPFL Sul Paulista")	Private corporation		Interior of S. Paulo	5	76	16 years	July 2015
		100%

		Direct	Interior of São Paulo and Minas
Companhia Luz e Força de Mococa ("CPFL Mococa")	Private corporation			4	42	16 years	July 2015
		100%	Gerais

					Installed power
				Number of plants /		CPFL
Energy generation(1)	Company Type	Equity Interest	Location (State)	type of energy	Total	participation

CPFL Geração de Energia S.A.	Publicly-quoted	Direct	São Paulo, Goiás and Minas	1 Hydroelectric, 2
("CPFL Geração")	corporation	100%	Gerais	SHPs and 1 Thermal	695 MW	695 MW

		Indirect
Foz do Chapecó Energia S.A.			Santa Catarina and
	Private corporation	51%		1 Hydroelectric	855 MW	436 MW
("Foz do Chapecó")			Rio Grande do Sul

Campos Novos Energia S.A.		Indirect
("ENERCAN")	Private corporation	48,72%	Santa Catarina	1 Hydroelectric	880 MW	429 MW

CERAN - Companhia Energética Rio das Antas		Indirect
	Private corporation		Rio Grande do Sul	3 Hydroelectric	360 MW	234 MW
("CERAN")		65%

BAESA - Energética Barra Grande S.A.	Publicly-quoted	Indirect	Santa Catarina and
("BAESA")	corporation	25,01%	Rio Grande do Sul	1 Hydroelectric	690 MW	173 MW

Centrais Elétricas da Paraíba S.A.		Indirect
("EPASA")	Private corporation	52,75%	Paraíba	2 Thermals	342 MW	180 MW
		Indirect
Paulista Lajeado Energia S.A.	Private corporation	59,93%(2)	São Paulo	1 Hydroelectric	903 MW	63 MW
("Paulista Lajeado")

			São Paulo, Minas Gerais, Mato
CPFL Energias Renováveis S.A.	Publicly-quoted	Indireta	Grosso, Santa Catarina, Ceará, Rio	See item 11.4.2	See item 11.4.2	See item 11.4.2
("CPFL Renováveis")	corporation	63%	Grande do Norte, Paraná and
			Rio Grande do Sul

Notes:

(1)     Does not include the 24 MW of installed capacity equivalent to the 9 Small Hydroelectric Power Plants of the distribution companies: Companhia Leste Paulista de Energia (CPFL Leste Paulista), Companhia Sul Paulista de Energia (CPFL Sul Paulista), Companhia Jaguari de Energia (CPFL Jaguari) and Companhia Luz e Força Mococa (CPFL Mococa);

(2)       Paulista Lajeado has a 7% stake in the installed capacity of Investco S.A..

Commercialization of Energy and Services	Company Type	Core activity	Equity Interest

Energy commercialization,
CPFL Comercialização Brasil S.A. ("CPFL Brasil")	Private corporation	consultancy and advisory services	Direct
		to agents in the energy sector	100%

Clion Assessoria e Comercialização de Energia Elétrica Ltda.		Commercialization and provision of	Indirect
Limited company
("CPFL Meridional")		energy services	100%
CPFL Comercialização Cone Sul S.A. ("CPFL Cone Sul")	Private corporation	Energy commercialization	Indirect
100%
CPFL Planalto Ltda. ("CPFL Planalto")	Limited company	Energy commercialization	Direct
100%
Manufacturing, commercialization,
CPFL Serviços, Equipamentos, Industria e Comércio S.A.		rental and maintenance of electro-	Direct
Private corporation
("CPFL Serviços")		mechanical equipment and service	100%
provision

Nect Serviços Administrativos Ltda. (Nect)	Limited company	Provision of administrative services	Direct
100%
CPFL Atende Centro de Contatos e Atendimento Ltda. ("CPFL Atende")	Limited company	Provision of telephone answering	Direct
		services	100%

CPFL Total Serviços Administrativos Ltda. ("CPFL Total")	Limited company	Billing and collection services	Direct and indirect
100%

Other	Company Type	Core activity	Equity Interest

CPFL Jaguariuna Ltda. ("CPFL Jaguariuna")	Limited company	Venture capital company	Direct
100%

Companhia Jaguari de Geração de Energia Ltda. ("Jaguari Geração")	Limited company	Venture capital company	Direct
100%

Chapecoense Geração S.A. ("Chapecoense")	Private corporation	Venture capital company	Indirect
51%

CPFL Bio Itapaci S.A ("Itapaci")	Private corporation	Energy generation studies and	Indirect
		projects	100%

Sul Geradora Participações S.A. ("Sul Geradora")	Private corporation	Venture capital company	Indirect
99.95%

3.1) Consolidation of CPFL Renováveis Financial Statements

On August 24, 2011, the joint venture between CPFL Energia and ERSA was actually implemented, through the incorporation of CPFL Renováveis, when CPFL Energia started holding, indirectly, 54.50% of CPFL Renováveis, through its subsidiaries CPFL Geração (43.65%) and CPFL Brasil (10.85%).

CPFL Renováveis has been fully consolidated (100%, line by line), in CPFL Energia’s financial statements since August 1, 2011, and the interest held by the non-controlling shareholders has been mentioned bellow the net income line (in the Financial Statements), as “Non-Controlling Shareholders’ Interest”, and in the Shareholders Equity (in the Balance Sheet) in the line with the same name.

On December 19, 2011, CPFL Renováveis concluded the acquisition of Jantus throught the capital increase of CPFL Brasil on CPFL Renováveis. CPFL Energia now indirectly holds 63.0% of CPFL Renováveis, through its subsidiaries CPFL Geração (35.5%) and CPFL Brasil (27.5%).

Jantus has been consolidated in CPFL Renováveis’ financial statements since December 1, 2011.

4) ECONOMIC-FINANCIAL PERFORMANCE

Consolidated Income Statement - CPFL ENERGIA (R$ Thousands)
	1Q12	1Q11	Var.
Gross Operating Revenues	5,042,116	4,509,764	11.8%
Net Operating Revenues	3,420,988	3,022,784	13.2%
Cost of Electric Power	(1,665,729)	(1,418,661)	17.4%
Operating Costs & Expenses	(887,507)	(749,966)	18.3%
EBIT	867,753	854,156	1.6%
EBITDA (IFRS)(1)	1,083,556	1,019,976	6.2%
EBITDA (IFRS+ Regulatory Assets & Liabilities - Non-Recurring)(2)	1,067,372	905,584	17.9%
Financial Income (Expense)	(214,548)	(131,106)	63.6%
Income Before Taxes	653,205	723,050	-9.7%
NET INCOME (IFRS)	423,198	465,875	-9.2%
NET INCOME (IFRS+ Regulatory Assets & Liabilities - Non-Recurring)(3)	411,093	375,290	9.5%

Notes:

(1)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result, depreciation/amortization and result of pension fund contributions;

(2)    EBITDA (IFRS + Regulatory Assets & Liabilitites – Non-recurring) considers, besides the items mentioned above, the regulatory assets and liabilities, and excludes the non-recurring effects;

(3)    Net Income (IFRS + Regulatory Assets & Liabilitites – Non-recurring) considers the regulatory assets and liabilities and excludes the non-recurring effects.

ADJUSTMENTS ON FINANCIAL STATEMENTS, FOR COMPARISON PURPOSES (In Millions of Reais)	EBITDA		Net Income
	1Q12	1Q11	1Q12	1Q11
Reported amount (A)	1,083.6	1,020.0	423.2	465.9
(-) Non-recurring effects
Accounting adjustments related to the re-calculation of the Use of the Public Asset (“UBP”) of the generation plants: Foz do Chapecó, Enercan, Baesa and Ceran
Financial expense	-	-	-	8.6
Depreciation	-	-	-	2.9
Technical reports in the distribution companies, related to the physical inventory of assets and the implementation of the Manual for the Equity Control in the Power Sector, in accordance with Aneel’s Resolution No.367/09	(5.2)	(9.0)	(3.5)	(6.0)
(=) Total non-recurring effects (B)	(5.2)	(9.0)	(3.5)	5.5
(+) Regulatory Assets and Liabilities
Provisory tariff review procedure of CPFL Piratininga - Net Revenue	(47.8)	-	(31.6)	-
Other Regulatory Assets and Liabilities	26.4	(123.4)	16.0	(85.1)
(+) Regulatory Assets and Liabilities (C)	(21.4)	(123.4)	(15.6)	(85.1)
(=) Total adjustments (D = C - B)	(16.2)	(114.4)	(12.1)	(90.6)
Adjusted amount (A + D)	1,067.4	905.6	411.1	375.3

4.1) Operating Revenue

Gross operating revenue in 1Q12 reached R$ 5,042 million, representing an increase of 11.8% (R$ 532 million). Excluding the revenue from building the infrastructure of the concession (which does not affect the results because of the related cost, in the same amount), gross operating revenue would have amounted to 4,773 million, an increase of 11.1% (R$ 477 million).

The upturn in gross operating revenue was mainly caused by the following factors:

•         Tariff adjustments of the distribution companies, in the period between 1Q11 and 1Q12;

•         Increase of 2.4% in the sales volume to the captive market;

•         Increase of 1.9% (R$ 6 million) in the gross revenue of TUSD from free customers, mainly due to the migration of captive customers to the free market;

•         Additional gross revenue at CPFL Renováveis, in the amount of R$ 105 million (R$ 99 million net of taxes), due to: (i) the new operating assets, resulting from the joint venture with ERSA and the acquisition of Jantus, whose results have been accounted for CPFL Renováveis since August and December 2011, respectively (R$ 91 million net of taxes); and (ii) the beginning of operations of Bio Formosa and Bio Buriti thermoelectric facilities, in September and October 2011, respectively (R$ 8 million net of taxes).

It is important to mention that part of the sales of these projects is made to Group companies, being eliminated in the consolidation.

These factors were partially offset by the R$ 10 million reduction in CPFL Piratininga related to the reclassification of the revenue for the exceeding demand and surplus of reactive to “special obligations”. In compliance with Aneel’s Order No. 4,991, of December 29, 2011, related to the basic procedures for the preparation of Financial Statements, CPFL Piratininga adjusted the revenue for the exceeding demand and surplus of reactive in the “Electricity Sales to Final Customers” and “TUSD from free customers” itens to the “Special Obligation” item. The established amount refers to the period from October 23, 2011 (date when the 3rd cycle of CPFL Piratininga’s tariff review was supposed to be effective) to March 31, 2012.

Deductions from the operating revenue were R$ 1,621 million, representing an increase of 9.0% (R$ 134 million), mainly due to the following factors: (i) increase of 7.2% in taxes on revenue (R$ 80.8 million); (ii) increase of 11.6% in CCC and CDE sector charges (R$ 35.4 million); (iii) increase in global reversal reserve - RGR (R$ 15.5 million); and (iv) increase of 7.1% in the amounts related to the R&D and energetic efficiency program (R$ 2.5 million).

Net operating revenue reached R$ 3,421 million in 1Q12, representing an increase of 13.2% (R$ 398 million). Excluding the revenue from building the infrastructure of the concession, net operating revenue would have amounted to 3,151 million, an increase of 12.2% (R$ 342 million).

4.2) Cost of Electric Energy

The cost of electric energy, comprising the purchase of electricity for resale and charges for the use of the distribution and transmission system, amounted to R$ 1,666 million in 1Q12, representing an increase of 17.4% (R$ 247 million):

•      The cost of electric power purchased for resale in 1Q12 was R$ 1,318 million, representing an increase of 18.3% (R$ 204 million), due to the following effects:

         (i)   Increase in the cost of energy purchased in the short term (R$ 121.6 million), due to the increase in the average purchase price (56.2%) and in the volume of purchased energy (2,167 GWh);

        (ii)   Increase in the cost of energy purchased through auction in the regulated environment and through bilateral contracts (R$ 70.3 million), caused by the 21.9% increase in the average purchase price, partially offset by the reduction of 11.7% (940 GWh) in the volume of purchased energy;

       (iii)   Increase in the PROINFA cost (R$ 14.9 million), due to the 16.1% increase in the volume of purchased energy (35 GWh) and the increase of 16.3% in the average purchase price;

      (iv)   Increase in the cost of energy from Itaipu (R$ 10.9 million), mainly due to the 5.7% increase in the average purchase price, partially offset by the 1.1% reduction (28 GWh) in the volume of purchased energy.

Partially offset by:

       (v)   Increase in PIS and Cofins tax credits, generated from the energy purchase (R$ 13.9 million).

•      Charges for the use of the transmission and distribution system reached R$ 347 million in 1Q12, a 14.3% increase (R$ 43 million), mainly due to the following factors:

            (i)        Increase of 19.5% in the basic network charges (R$ 46.8 million), mainly due to the increases of 21.4% in CPFL Paulista (R$ 23.9 million), of 17.9% in CPFL Piratininga (R$ 10.1 million) and of 7.6% in the RGE (R$ 3.4 million);

           (ii)        Increase in the energy reserve charges (R$ 8.2 million);

          (iii)        Increase of 27.8% in the charges for the use of the distribution system (R$ 2.6 million);

         (iv)        Increase  of 14.8% in the conection charges (R$ 2.5 million);

          (v)        Increase of 6.0% in Itaipu charges (R$ 1.3 million).

Partially offsetting:

         (vi)        Reduction of 38.3% (R$ 18.1 million) in the system service usage charges - ESS, mainly due to the reductions of 42.3% (R$ 12.3 million) in CPFL Paulista and of 43.3% (R$ 5.6 million) in CPFL Piratininga.

4.3) Operating Costs and Expenses

Operating costs and expenses were R$ 888 million in 1Q12, registering an increase of 18.3% (R$ 138 million), due to the following factors:

•      Increase of 26.1% (R$ 56 million) in the cost of building the infrastructure of the concession (which does not affect the results because of the related revenue, in the same amount). This item, which reached R$ 269 million in 1Q12, has its counterpart in the “operating revenue”;

•      The PMSO item reached R$ 402 million in 1Q12, compared to R$ 371 million in 1Q11, registering an increase of 8.6% (R$ 32 million), mainly due to the following factors (that need to be excluded for comparison purposes with the 1Q11):

         (i)       Additional PMSO of CPFL Renováveis, in the amount of R$ 28 million, due to:

•         The new operating assets, resulting from the joint venture with ERSA, the acquisition of Jantus and the acquisition of Atlântica wind farms (R$ 27 million);

•         Start-up of Bio Formosa and Bio Buriti thermoelectric facilities, in September and October 2011, respectively (R$ 1 million).

        (ii)       Non-recurring  expenses with technical reports in the distribution companies, related to the physical inventory of assets and the implementation of the Manual for the Equity Control in the Power Sector, in accordance with Aneel’s Resolution No.367/09 (R$ 5 million in 1Q12 compared to R$ 9 million in 1Q11, representing a difference of R$ 4 million).

Excluding these effects, PMSO for 1Q12 would have totaled R$ 369 million and PMSO for 1Q11 would have been R$ 362 million, an increase of 2.2% (R$ 8 million), compared to the IGP-M index of 3.2% (for the last 12 months).

MANAGEMENT ADJUSTMENTS ON PMSO, FOR COMPARISON PURPOSES (in millions of Reais)
	1T12	1T11	Variation
			R$ MM	%
Reported PMSO (A)	(402.4)	(370.5)	(31.8)	8.6%
Additional PMSO of CPFL Renováveis (B)	(27.7)	-	(27.7)	-
Non-recurring expenses with technical reports in the distribution companies (C)	(5.2)	(9.0)	3.8	-
Adjusted PMSO (excluding the effects of CPFL Renováveis and of the technical reports) (A - B - C)	(369.4)	(361.5)	(7.9)	2.2%

The principal factors explaining the variation in PMSO, following the exclusion of the effects already mentioned were:

         (i)       Material expenses, which registered an increase of 37.2% (R$ 7 million), mainly due to the following factors:

•         Increases at CPFL Paulista (R$ 4 million) and RGE (R$ 1 million), mainly due to:  (i) the increase of expenses with maintenance of lines and network; and (ii) the prices readjustment;

•         Increase at CPFL Geração (R$ 2 million), due to the acquisition, by Epasa, of fuel oil to energy generation.

        (ii)       Other operating costs/expenses, which registered an increase of 5.0% (R$ 4 million), mainly due to the following factors: (i) increase in the collection rate (R$ 3.4 million); and (ii) increase in the leasing and rental expenses (R$ 2.4 million).

Partially offsetting:

       (iii)       Personnel expenses, which reported a net decrease of 1.7% (R$ 3 million), mainly due to the Incentivated Retirement Program – PAI, already considering the Collective Bargaining Agreement for 2011, that readjusted the wages by 7.6%, in the average (R$ 8.1 million).

•      Depreciation and Amortization, which represented a net increase of 16.0% (R$ 30 million), mainly due to the following factors:

            (i)   Additional of CPFL Renováveis, in the amount of R$ 43.5 million, related to: (i) the new operating assets, resulting from the joint venture with ERSA and the acquisition of Jantus (R$ 41.0 million); and (ii) the start-up of Bio Formosa and Bio Buriti thermoelectric facilities, in September and October 2011, respectively (R$ 2.5 million).

           (ii)   Increase in the Conventional Generation Segment, mainly due to the following factors:

•         Additional depreciation at Epasa - Termonordeste and Termoparaíba Thermoelectric Facilities (R$ 4.1 million);

•         Non-recurring  accounting adjustments (made in 2Q11 and that had not been made until the 1Q11) related to the re-calculation of the Use of the Public Asset (“UBP”) of the generation plants (R$ 4.4 million).

Partially offset by:

            (i)   The decrease related to the change in the depreciation rates by Aneel (R$ 11,8 milllion);

           (ii)   The decrease related to the change in the law that sets the criteria for use of PIS and Cofins tax credits.

•         The Private Pension Fund, which represented a revenue of R$ 22.3 million in 1Q11 and of R$ 2.5 million in 1Q12, resulting in a negative variation of R$ 20 million. This variation is due to the expected estimated impact on actuarial assets and liabilities, according to CVM Deliberation No. 371/00, as shown in the Actuarial Report.

4.4) Regulatory Assets and Liabilities

The regulatory assets and liabilities, which are no longer registered, in accordance with the pronouncements issued by the Accounting Pronouncements Committee (CPC) and the international practices (IFRS), represented a cost of R$ 21 million in 1Q12 and R$ 123 million in 1Q11 (impact in EBITDA). The amounts related to the deferral of the regulatory assets and liabilities will be passed through the tariffs in the next tariff readjustment, through the financial components. The amounts related to the amortization are reflected in the tariffs of each period.

It is important to note that, as directed by Aneel, the 1Q12 values include preliminary amounts of the liability related to the provisory tariff procedures for the 3rd cycle of tariff review of CPFL Piratininga (corresponding to a reduction of R$ 48 million in the EBITDA). The application of this methodology should have occurred on October 23, 2011.

4.5) EBITDA

Based on the above factors, 1Q12 EBITDA (IFRS) reached R$ 1,084 million, registering a 6.2% increase (R$ 64 million).

Considering the regulatory assets and liabilities and excluding the non-recurring effects, the EBITDA (IFRS + Regulatory Assets and Liabilitites – Non-recurring effects) would have totaled R$ 1,067 million in 1Q12 and R$ 906 million in 1Q11, an increase of 17.9% (R$ 162 million).

4.6) Financial Result

The 1Q12 net financial expense was R$ 215 million, a 63.6% increase (R$ 83 million) compared with the net financial expense of R$ 131 million reported in 1Q11.

The items explaining these changes are as follows:

•         Financial Expenses: increase of 39.3% (R$ 101 million), from R$ 257 million in 1Q11 to R$ 358 million in 1Q12, mainly due to the following factors:

✓  Increase in the debt balance, as a result of: (i) the consolidation of 100% of debt from CPFL Renováveis, according to the new accounting procedures of IFRS; (ii) the strategy of the Group’s business expansion, such as the acquisition of Jantus and the building of new greenfield projects at CPFL Renováveis; and (iii) the 2011 pre-funding strategy, anticipating the funding of debt with maturity by 2012;

✓  The currency effect in the purchase of energy from Itaipu (difference between the invoice and the payment day + adjustment until the end of the month for the open invoices) (R$ 11.9 million);

✓  Additional financial expense from CPFL Renováveis (R$ 35.4 million), related to: (i) the new operating assets, resulting from the joint venture with ERSA and the acquisition of Jantus;

✓  Financial expense at CPFL Geração, with the Use of Public Asset (“UBP”) (R$ 8.2 million), due to the non-recurring  accounting adjustments (made in 2Q11 and that had not been made until the 1Q11) related to the re-calculation of the UBP of the generation plants. Excluding this effect, that amounted R$ 13.0 million in 1Q11, the UBP item would represent a reduction in the financial expense of R$ 4.8 million.

•         Financial Revenues: increase of 14.0% (R$ 18 million), from R$ 126 million in 1Q11 to R$ 144 million in 1Q12, mainly due to the increase in the income from financial investments (R$ 22 million), as a result of the following itens:

✓  Additional of CPFL Renováveis (R$ 10.9 million), related to: (i) the new operating assets, resulting from the joint venture with ERSA and the acquisition of Jantus; and (ii) the start-up of Bio Formosa and Bio Buriti thermoelectric facilities, in September and October 2011, respectively;

✓  Increase in the balance of financial revenues.

4.7) Net Income

Net income (IFRS) in 1Q12 was R$ 423 million, a decrease of 9.2% (R$ 43 million). This result reflects the higher financial expense related to the higher Company’s debt to support the strategy of expanding its business, mainly for CPFL Renováveis generation segment, as explained before.

Excluding the amount related to the non-controlling shareholders, the net income (IFRS) in 1Q12 was R$ 411 million, a decrease of 10.6% (R$ 49 million), compared to the net income of R$ 460 million in 1Q11.

Considering the regulatory assets and liabilities, including the effects on the financial result, (net of taxes) and excluding the non-recurring effects, the net income (IFRS + Regulatory Assets and Liabilities – Non-recurring effects) would have totaled R$ 411 million in 1Q12, compared to R$ 375 in 1Q11, an increase of 9.5% (R$ 36 million).

5) DEBT

5.1) Financial Debt (Including Hedge)

Financial Debt (R$ Billion)

CPFL Energia’s financial debt (including hedge) increased by 42.2% to R$ 13,622 million in 1Q12. This increase in net debt is a reflection of the consolidation of 100% of the debt of CPFL Renováveis, pursuant to the new IFRS accounting practices, as well as supporting the Group’s business expansion strategy, such as for example the acquisition of Jantus’ assets and the construction of a number of greenfield projects by CPFL Renováveis. During the course of 2011, CPFL Energia put into practice its pre-funding strategy for 2012, anticipating funding for maturing debt during 2012. Therefore, the company was capable of reducing the nominal cost of its debt by approximately 0.2 percentage point, to 10.7% per year, as well as extending its debt profile by 23.5%, from 3.4 to 4.2 years. Thus, the percentage of the debt classified as short-term declined from 26.7%, 1Q11, to 14.2%, in 1Q12.

The main contributing factors to the variation in the balance of financial debt were:

•         CPFL Brasil, CPFL Geração, CPFL Renováveis and Conventional Generation Projects: funding (BNDES and other financial institutions), net of amortizations, totaling R$ 1,680 million, for debt rollover, investments funding and increase of CPFL Renováveis’ capital stock done by CPFL Brasil (for the acquisition of Jantus’ equity), with the following highlights:

+      Debentures issuances by CPFL Brasil (2nd Issue of R$ 1,320 million), CPFL Geração (4th Issue of R$ 680 million) and EPASA (3rd Issue of R$ 69 million);

+      Funding of BNDES financing for CPFL Renováveis (R$ 555 million), EPASA (R$ 105 million) and CPFL Brasil (R$ 5 million);

+      Funding of financing, through Law No. 4131/62, for CPFL Geração (R$ 100 million);

+      Funding of BNB financing for Epasa (R$ 10 milhões);

-      Amortizations of the principal of Epasa (2nd Issue of R$ 211 million), CPFL Geração (2nd Issue of R$ 425 million), CPFL Brasil (1st Issue of R$ 165 million), BAESA (R$ R$ 6 million) and ENERCAN’s debentures (R$ 4 million);

-      Amortizations of working capital by CPFL Geração (R$ 100 million), CERAN (R$ 22 million) and Foz do Chapecó (R$ 22 million);

-      Amortizations of BNDES financing for CERAN (R$ 54 million), CPFL Geração (R$ 49 million), ENERCAN (R$ 35 million), Foz do Chapecó (R$ 33 million), BAESA (R$ 19 million) and CPFL Renováveis (R$ 17 million).

•         CPFL Energia and Group’s Distributors: funding (BNDES and other financial institutions), net of amortizations, totaling R$ 628 million, for debt rollover and investments funding, with the following highlights:

+      Funding of financing, through Law No. 4131/62, for CPFL Paulista (R$ 952 million), CPFL Piratininga (R$ 336 million), CPFL Leste Paulista (R$ 8 million), CPFL Sul Paulista (R$ 8 million), CPFL Jaguari (R$ 7 million) and CPFL Mococa (R$ 7 million);

+      Debentures issuances by CPFL Paulista (5th Issue of R$ 484 million), CPFL Piratininga (5th Issue of R$ 160 million), RGE (5th Issue of R$ 70 million) and CPFL Santa Cruz (1st Issue of R$ 65 million);

+      Funding of financing by CPFL Paulista (R$ 150 million) and CPFL Piratininga (R$ 19 million);

+      Funding, net of amortizations, of BNDES financing for Group’s Distributors, totaling R$ 66 million;

-      Amortizations of the principal of CPFL Piratininga (4th Issue of R$ 280 million), RGE (2nd Issue of R$ 29 million, 3rd Issue of R$ 127 million and 4th Issue of R$ 185 million), CPFL Paulista (3rd Issue of R$ 213 million and 4th Issue of R$ 110 million), CPFL Leste Paulista (1st Issue of R$ 24 million), CPFL Sul Paulista (1st Issue of R$ 16 million) and CPFL Jaguari’s debentures (1st Issue of R$ 10 million);

-      Amortization carried out in compliance with Brazilian Central Bank Resolution 2770 by CPFL Paulista (R$ 489 million).

•         Indebtedness from the incorporation of CPFL Renováveis (source ERSA), in the amount of R$ 486 million;

•         Indebtedness from the acquisition of Jantus by CPFL Renováveis, in the amount of R$ 676 million, of which R$ 526 million are related to the 1st Issue of Debentures and R$ 149 million are related to BNB financing;

•         Indebtedness from the acquisition of Santa Luzia Small Hydroelectric Power Plant by CPFL Renováveis, in the amount of R$ 294 million, of which R$ 161 million are related to the 2nd Issue of Debentures and R$ 133 million are related to BNDES financing.

Financial Debt - 1Q12 (R$ Thousands)
	Charges		Principal		Total
	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Total

Local Currency
BNDES - Repowering	30	-	3,690	3,880	3,720	3,880	7,600
BNDES/BNB - Investment	21,613	-	554,367	4,069,504	575,980	4,069,504	4,645,484
BNDES - Income Assets	56	-	2,557	7,217	2,613	7,217	9,830
BNDES - Working Capital	558	-	99,503	20,771	100,061	20,771	120,832
Financial Institutions	162,231	-	354,599	1,370,749	516,830	1,370,749	1,887,580
Others	620	-	11,876	27,231	12,496	27,231	39,728
Subtotal	185,109	-	1,026,593	5,499,352	1,211,700	5,499,352	6,711,054

Foreign Currency
Financial Institutions	8,258	-	3,037	1,717,757	11,295	1,717,757	1,729,052
Subtotal	8,258	-	3,037	1,717,757	11,295	1,717,757	1,729,052

Debentures
CPFL Energia	3,276	-	150,000	300,000	153,276	300,000	453,276
CPFL Paulista	33,254	-	213,333	695,786	246,587	695,786	942,374
CPFL Piratininga	20,417	-	-	418,632	20,417	418,632	439,049
RGE	12,060	-	126,667	196,383	138,727	196,383	335,110
CPFL Santa Cruz	2,298	-	-	64,706	2,298	64,706	67,004
CPFL Brasil	50,484	-	-	1,315,749	50,484	1,315,749	1,366,233
CPFL Geração	40,580	-	-	940,825	40,580	940,825	981,405
EPASA	5,690	-	9,779	58,202	15,469	58,202	73,671
BAESA	459	-	5,734	20,070	6,193	20,070	26,263
ENERCAN	246	-	3,616	46,106	3,862	46,106	49,968
CPFL Renováveis	13,501	-	26,367	647,823	39,868	647,823	687,691
Subtotal	182,265	-	535,496	4,704,282	717,761	4,704,282	5,422,043

Financial Debt	375,632	-	1,565,125	11,921,391	1,940,757	11,921,392	13,862,149

Hedge	-	-	-	-	(1,288)	(238,967)	(240,255)

Financial Debt Including Hedge	-	-	-	-	1,939,469	11,682,425	13,621,893
Percentage on total (%)	-	-	-	-	14.2%	85.8%	100%

Of the total indebtedness of R$ 13,622 million in 1Q12, R$ 11,682 million (85.8%) are considered long term and R$ 1,939 million (14.2%) are considered short term. In 1Q11, of the total of R$ 9,577 million, R$ 7,023 million (73.3%) are considered long term and R$ 2,553 million (26.7%) are considered short term.

5.2) Total Debt (Financial Debt + Hedge + Debt with the Private Pension Fund)

Total debt, comprising financial debt, hedge (asset/liability) and debt with the private pension fund, amounted to R$ 14,056 million in 1Q12, growth of 38.6%. The nominal average cost of debt rose from 10.9% p.a. in 1Q11 to 10.7% p.a. in 1Q12, due to the downturn in the IGP-M (from 10.9% to 3.2%), despite the upturn in the CDI interbank rate (from 10.4% to 11.4%). (accrued rates in the last 12 months)

Debt Profile – 1Q12

Note: PSI – Investment Support Program

As a result of the funding operations and amortizations, there was an increase in the BNDES-TJLP-indexed portion (from 30.4%, in 1Q11, to 32.9%, in 1Q12) and prefixed-PSI (from 3.6%, in 1Q11, to 4.3%, in 1Q12), and a decrease in the portion tied to the CDI-pegged portion (from 59.4%, in 1Q11, to 59.3%, in 1Q12) and the IGP-M/IGP-DI (from 6.2%, in 1Q11, to 3.2%, in 1Q12).

The foreign-currency and TJLP debt would have come to 12.7% and 33.5% of the total, respectively, if banking hedge operations had been excluded. However, as we consider contracted swap operations, which convert the indexation of debt in foreign-currency and TJLP to the CDI, the effective foreign-currency and TJLP debt is 0.3% (all of this possesses a natural hedge) and 32.9%, respectively.

The portion of the debt tied to the IGP-M/IGP-DI is related mostly to the debt with the private pension fund.

5.3) Net Debt – criteria in line with the calculation of financial covenants

R$ Thousands	1Q12	1Q11	Var.
Financial Debt (including hedge)	(13,621,893)	(9,576,573)	42.2%
(+) Available Funds	2,707,338	1,967,201	37.6%
(=) Net Debt	(10,914,555)	(7,609,372)	43.4%

Note: to match the information to the calculation of Company's financial covenants, we consider only the financial debt (including hedge) and available funds, removing from the calculation the debt with the private pension fund and judicial deposit related to the process of income tax of CPFL Paulista. EBITDA does not consider Regulatory Assets and Liabilitites.

In 1Q12, net debt totaled R$ 10,915 million, an upturn of 43.4% (R$ 3,305 million), due to the factors already explained above (investments, consolidation, and strategy of pre-funding).

Considering the 12-month accumulated EBITDA up to 1Q12, in the amount of R$ 3.832 million, the Company closed the quarter with a Net Debt / EBITDA ratio of 2.85x. Adjusting the EBITDA, considering a recurring pro-forma estimation of CPFL Renováveis to the last 12 months including the last acquisitions of Bons Ventos and Ester, and excluding the balance of the debt of projects that are still under construction, the Net Debt / EBITDA would have been 2.53x, substantially lower than the limit of 3.75x of the Company.

6) INVESTMENTS

In 1Q12, R$ 555 million were invested in business maintenance and expansion, of which R$ 266 million in distribution, R$ 288 million in generation (R$ 283 million of CPFL Renováveis) and R$ 1 million in commercialization and services.

Listed below are some of the main investments made by CPFL Energia in each segment:

         (i)   Distribution: strengthening and expanding the electricity system to keep pace with market growth, both in terms of energy sales and numbers of customers. Other allocations included electricity system maintenance and improvements, operational infrastructure, the upgrading of management and operational support systems, customer help services and research and development programs, among others;

        (ii)   Generation: chiefly focused on Bio Ipê, Bio Pedra, Alvorada and Coopcana Thermoelectric Facilities, Salto Góes Small Hydro Power Plant and Santa Clara, Macacos I and Campo dos Ventos II Wind Farms, ongoing construction projects.

Investments Projected by the Group for the Next 5 Years

100% CPFL Renováveis and CERAN

(R$ million)

Note: (*) Considers 100% of CPFL Renováveis and CERAN and the proportional stake in the other generation projects. Includes investments to all new projects announced by the Group, including Atlântica Wind Farms.

7) DIVIDENDS

On April 27, 2012, dividends for the 2H11 were paid to holders of common shares traded on the BM&FBovespa – Bolsa de Valores, Mercadorias e Futuros S.A. (BM&FBOVESPA). The total declared amount was R$ 758 million, corresponding to R$ 0.788205126 per share.

Adding the amount of R$ 748 million, related to the 1H11 (paid in September 2011), the total declared amount for the full year of 2011 was R$ 1,506 million, corresponding to R$ 1.565228302 per share.

CPFL Energia's Dividend Yield
	2H09	1H10	2H10	1H11	2H11
Dividend Yield - last 12 months (1)	7.9%	8.6%	6.9%	6.0%	7.1%

(1) Based on the average of the closing quotations in the period.

The 2H11 dividend yield, calculated on the average of the closing quotations in the period (R$ 21.95 per share) is 3.6% (7.1% in the last 12 months).

Dividend Distribution – R$ Million

(*) Note: considering share price adjusted for reverse stock split and simultaneous stock split on June 29, 2011. Without dividends.

The declared amounts are in line with the Company’s dividend policy, which states that shareholders will receive at least 50% of adjusted half-yearly net income as dividends and/or interest on equity (IOE). CPFL Energia has presented a payout ratio close to 100% since its IPO, respecting the constitution of the legal reserve of 5%.

8) STOCK MARKET

8.1) Share Performance

CPFL Energia, which has a current free float of 30.7%, is listed on both the BM&FBOVESPA (Novo Mercado) and the NYSE (ADR Level III), segments with the highest levels of corporate governace.

The shares closed the period priced at R$ 26.65 per share and US$ 29.35 per ADR, respectively (closing price in 03/31/2012).

Shares Performance – 1Q12 (with dividends)

In 1Q12, the shares appreciated 5.5% on the BM&FBOVESPA and 7.2% on the NYSE.

Shares Performance – Last 12M (with dividends)

In the last 12 months, the shares appreciated 25.5% on the BM&FBOVESPA and 9.9% on the NYSE, outperforming major market indexes.

8.2) Average Daily Volume

The daily trading volume in 1Q12 averaged R$ 35.5 million, of which R$ 15.3 million on the BM&FBOVESPA and R$ 20.3 million on the NYSE, 15.5% up on 1Q11. The number of trades on the BM&FBOVESPA increased by 83.7%, rising from a daily average of 1,368, in 1Q11, to 2,512, in 1Q12.

Note: Considers the sum of the average daily volume on the BM&FBOVESPA and the NYSE.

8.3) Ratings

CPFL Energia’s rating was maintained the same, by Standard and Poor’s and Fitch Ratings, after the acquisition of Jantus and the joint venture with ERSA.

The following table shows the evolution of CPFL Energia’s corporate ratings:

Ratings of CPFL Energia - National Scale
Agency		2009	2010	2011	1Q12
Standard & Poor's	Rating	brAA+	brAA+	brAA+	brAA+
	Outlook	Stable	Stable	Stable	Stable
Fitch Ratings	Rating	AA (bra)	AA+ (bra)	AA+ (bra)	AA+ (bra)
	Outlook	Positive	Stable	Stable	Stable

Note: Close-of-period positions.

9) CORPORATE GOVERNANCE

CPFL Energia’s corporate governance model is based on four basic principles: transparency, equity, accountability and corporate responsibility, applied by all the companies in the Group.

CPFL Energia is listed on the segments of the highest governance level - the Novo Mercado of the BM&FBovespa and Level III ADRs on the New York Stock Exchange (NYSE). CPFL Energia’s capital stock is composed exclusively of common shares, and ensures 100% tag-along rights in the case of disposal of control.

The Board of Directors’ duties include defining the overall business guidelines and electing the Board of Executive Officers, among other responsibilities determined by the law and the Company’s Bylaws. Its rules were defined in the Board of Directors’ internal rules document. The Board is composed of one independent member and six members nominated by the controlling shareholders and all of them carry a one-year term of office, reelection being admitted. It normally meets once a month but may be convened whenever necessary. The Chairman and the Vice-Chairman are elected among the Board of Directors’ members and no member may serve on the Board of Executive Officers.

The Board of Directors constituted three committees and defined their competences in a sole Internal Rules. They are: the Human Resources Committee, Related Parties Committee and Management Processes Committee. Whenever necessary, ad hoc commissions are installed to advise the Board on such specific issues as: corporate governance, strategy, budgets, energy purchase, new operations and financial policies.

CPFL Energia maintains a permanent Fiscal Council comprising five members who also carry out the attributes of the Audit Committee foreseen in the Sarbanes Oxley Act and pursuant to the rules of the Securities and Exchange Commission (SEC). The Fiscal Council rules were defined in its internal rules document and in the Fiscal Council Guide.

During 2011, CPFL Energia’s Bylaws were adjusted to reflect the new Novo Mercado listing regulations. With the introduction of the Transformation Program, the composition and competences of the Board of Executive Officers also were changed, extinguishing the positions of three Executive Officers (Distribution, Generation and Power Sales) and creating the position of Chief Operations Officer and Chief Institutional Relations Officer. Thus, the number of departments reporting directly to the office of the Chief Executive Officer, including the Executive Officers, was reduced from 15 to nine, seeking a speedier, more modern and appropriate structure for the Group’s growth, as well as emphasizing a focus on more strategic operations, enhancing institutional relationship actions and making it possible to change the Company’s culture and decision-making processes.

The Board of Executive Officers is comprised of six Executive Officers, all with a two-year term of office, with reelection admitted. The Executive Officers represent the Company and manage its business in accordance with the lines of direction defined by the Board of Directors. The Chief Executive Officer is responsible for nominating the other statutory Executive Officers.

The guidelines and set of documents related to corporate governance are available at the Investor Relations website www.cpfl.com.br/ri.

10) CURRENT SHAREHOLDERS STRUCTURE – 03/31/2012

CPFL Energia is a holding company, whose results depend directly on those of its subsidiaries.

Notes:

(1)    Controlling shareholders;

(2)    Includes the 0.1% stake of the company Camargo Corrêa S.A.;

(3)    Termoparaíba and Termonordeste Thermoelectric Facilities;

(4)    CPFL Energia owns a 63.0% indirect interest in CPFL Renováveis through CPFL Geração, with 35.5% and CPFL Brasil with 27.5%;

(5)    CPFL Energia owns a 100% interest in CPFL Total, of which 47.4% directly and 52.6% indirectly, through CPFL Brasil.

11) PERFORMANCE OF THE BUSINESS SEGMENTS

11.1) Distribution Segment

11.1.1) Economic-Financial Performance

Consolidated Income Statement - Distribution (Pro-forma - R$ Thousands)
	1Q12	1Q11	Var.
Gross Operating Revenues	4,434,169	4,062,645	9.1%
Net Operating Revenues	2,868,733	2,618,844	9.5%
Cost of Electric Power	(1,651,566)	(1,434,010)	15.2%
Operating Costs & Expenses	(656,701)	(600,019)	9.4%
EBIT	560,466	584,814	-4.2%
EBITDA (IFRS)(1)	628,520	654,415	-4.0%
EBITDA (IFRS+ Regulatory Assets & Liabilities - Non-Recurring)(2)	612,335	540,022	13.4%
Financial Income (Expense)	(63,280)	(30,774)	105.6%
Income Before Taxes	497,185	554,040	-10.3%
NET INCOME (IFRS)	326,214	365,002	-10.6%
NET INCOME (IFRS+ Regulatory Assets & Liabilities - Non-Recurring)(3)	314,109	285,881	9.9%

Notes:

(1)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result, depreciation/amortization and result of pension fund contributions;

(2)    EBITDA (IFRS + Regulatory Assets & Liabilitites – Non-recurring) considers, besides the items mentioned above, the regulatory assets and liabilities, and excludes the non-recurring effects;

(3)    Net Income (IFRS + Regulatory Assets & Liabilitites – Non-recurring) considers the regulatory assets and liabilities and excludes the non-recurring effects;

(4)    The distributors’ financial performance tables are attached to this report in item 12.7.

NA = Not applicable.

Operating Revenue

Gross operating revenue in 1Q12 reached R$ 4,434 million, representing an increase of 9.1% (R$ 372 million). Excluding the revenue from building the infrastructure of the concession (which does not affect the results because of the related cost, in the same amount), gross operating revenue would have amounted to 4,165 million, an increase of 8.2% (R$ 316 million).

The upturn in gross operating revenue was mainly caused by the following factors:

•         Tariff adjustments of the distribution companies, in the period between 1Q11 and 1Q12;

•         Increase of 2.4% in the sales volume to the captive market;

•         Increase of 1.9% (R$ 6.4 million) in the gross revenue of TUSD from free customers, mainly due to the migration of captive customers to the free market;

These factors were partially offset by the R$ 10 million reduction in CPFL Piratininga related to the reclassification of the revenue for the exceeding demand and surplus of reactive to “special obligations”. In compliance with Aneel’s Order No. 4,991, of December 29, 2011, related to the basic procedures for the preparation of Financial Statements, CPFL Piratininga adjusted the revenue for the exceeding demand and surplus of reactive in the “Electricity Sales to Final Customers” and “TUSD from free customers” itens to the “Special Obligation” item. The established amount refers to the period from October 23, 2011 (date when the 3rd cycle of CPFL Piratininga’s tariff review was supposed to be effective) to March 31, 2012.

Deductions from the operating revenue were R$ 1,565 million, representing an increase of 8.4% (R$ 122 million), mainly due to the following factors: (i) increase of 6.4% in taxes on revenue (R$ 69.3 million); (ii) increase of 11.6% in CCC and CDE sector charges (R$ 35.4 million); (iii) increase in global reversal reserve - RGR (R$ 15.1 million); and (iv) increase of 5.8% in the amounts related to the R&D and energetic efficiency program (R$ 1.9 million).

Net operating revenue reached R$ 2,869 million in 1Q12, representing an increase of 9.5% (R$ 250 million). Excluding the revenue from building the infrastructure of the concession, net operating revenue would have amounted to 2,599 million, an increase of 8.1% (R$ 194 million).

Cost of Electric Power

The cost of electric energy, comprising the purchase of electricity for resale and charges for the use of the distribution and transmission system, amounted to R$ 1,652 million in 1Q12, representing an increase of 15.2% (R$ 218 million):

•      The cost of electric power purchased for resale in 1Q12 was R$ 1,327 million, representing an increase of 15.9% (R$ 182 million), due to the following effects:

         (i)   Increase in the cost of energy purchased in the short term (R$ 103.5 million), due to the increase in the average purchase price (85.5%) and in the volume of purchased energy (1,405 GWh);

        (ii)   Increase in the cost of energy purchased through auction in the regulated environment and through bilateral contracts (R$ 67.2 million), caused by the 24.9% increase in the average purchase price, partially offset by the reduction of 14.2% (1,055 GWh) in the volume of purchased energy;

       (iii)   Increase in the PROINFA cost (R$ 14.9 million), due to the 16.1% increase in the volume of purchased energy (35 GWh) and the increase of 16.3% in the average purchase price;

      (iv)   Increase in the cost of energy from Itaipu (R$ 10.9 million), mainly due to the 5.7% increase in the average purchase price, partially offset by the 1.0% reduction (28 GWh) in the volume of purchased energy.

Partially offset by:

       (v)   Increase in PIS and Cofins tax credits, generated from the energy purchase (R$ 14.4 million).

•      Charges for the use of the transmission and distribution system reached R$ 325 million in 1Q12, a 12.2% increase (R$ 35 million), mainly due to the following factors:

            (i)        Increase of 17.3% in the basic network charges (R$ 39.7 million), mainly due to the increases of 21.4% in CPFL Paulista (R$ 23.9 million), of 17.9% in CPFL Piratininga (R$ 10.1 million) and of 7.6% in the RGE (R$ 3.4 million);

           (ii)        Increase in the energy reserve charges (R$ 8.2 million);

          (iii)        Increase  of 15.1% in the conection charges (R$ 2.5 million);

         (iv)        Increase of 6.0% in Itaipu charges (R$ 1.3 million).

          (v)        Increase of 14.5% in the charges for the use of the distribution system (R$ 0.7 million).

Partially offsetting:

         (vi)        Reduction of 38.3% (R$ 18.1 million) in the system service usage charges - ESS, mainly due to the reductions of 42.3% (R$ 12.3 million) in CPFL Paulista and of 43.3% (R$ 5.6 million) in CPFL Piratininga;

        (vii)        Increase in PIS and Cofins tax credits, generated from the charges for the use of the transmission and distribution system (R$ 1.1 million).

Operating Costs and Expenses

Operating costs and expenses were R$ 657 million in 1Q12, registering an increase of 9.5% (R$ 57 million), due to the following factors:

•      Increase of 26.1% (R$ 55.7 million) in the cost of building the infrastructure of the concession (which does not affect the results because of the related revenue, in the same amount). This item, which reached R$ 269 million in 1Q12, has its counterpart in the “operating revenue”;

•      The PMSO item reached R$ 319.3 million in 1Q12, compared to R$ 316.8 million in 1Q11, registering an increase of 0.8% (R$ 2.5 million), mainly due to the following factors (that need to be excluded for comparison purposes with the 1Q11):

         (i)    Non-recurring  expenses with technical reports in the distribution companies, related to the physical inventory of assets and the implementation of the Manual for the Equity Control in the Power Sector, in accordance with Aneel’s Resolution No.367/09 (R$ 5.2 million in 1Q12 compared to R$ 9.0 million in 1Q11, representing a difference of R$ 3.8 million).

Excluding these effects, PMSO for 1Q12 would have totaled R$ 314 million and PMSO for 1Q11 would have been R$ 308 million, an increase of 2.0% (R$ 6 million), compared to the IGP-M index of 3.2% (for the last 12 months).

The principal factors explaining the variation in PMSO, following the exclusion of the effects already mentioned were:

         (i)       Material expenses, which registered an increase of 34.6% (R$ 5 million), due to the increases at CPFL Paulista (R$ 4 million) and RGE (R$ 1 million), mainly due to:  (i) the increase of expenses with maintenance of lines and network; and (ii) the prices readjustment;

        (ii)       Outsourced services expenses, which registered an increase of 9.3% (R$ 9 million), mainly due to the increases in the following controlled companies:

•         CPFL Paulista - higher expenses with: (i) global enterprise services (R$ 3.3 million); and (ii) consulting (R$ 2.7 million);

•         RGE - higher expenses with: (i) maintenance of lines and network (R$ 2.0 million); (ii) information technology (R$ 0.9 million); and (iii) repair and maintenance (R$ 0.5 million).

Partially offsetting:

       (iii)       Personnel expenses, which reported a net decrease of 6.3% (R$ 8 million), mainly due to the Incentivated Retirement Program – PAI, already considering the increase related to the Collective Bargaining Agreement for 2011 (R$ 7 million).

•         The Private Pension Fund, which represented a revenue of R$ 22 million in 1Q11 and of R$ 2 million in 1Q12, resulting in a negative variation of R$ 19.6 million. This variation is due to the expected estimated impact on actuarial assets and liabilities, according to CVM Deliberation No. 371/00, as shown in the Actuarial Report.

The increase in the operating costs was partially offset by:

•      Depreciation and Amortization, which represented a net decrease of 23.1% (R$ 21.1 million), mainly due to the decreases at CPFL Paulista (R$ 11.6 million), at CPFL Piratininga (R$ 5.3 million) and at RGE (R$ 3.4 million), due to the change in the depreciation rates by Aneel and to the change in the law that sets the criteria for use of PIS and Cofins tax credits.

Regulatory Assets and Liabilities

The regulatory assets and liabilities, which are no longer registered, in accordance with the pronouncements issued by the Accounting Pronouncements Committee (CPC) and the international practices (IFRS), represented a cost of R$ 21 million in 1Q12 and R$ 123 million in 1Q11 (impact in EBITDA). The amounts related to the deferral of the regulatory assets and liabilities will be passed through the tariffs in the next tariff readjustment, through the financial components. The amounts related to the amortization are reflected in the tariffs of each period.

It is important to note that, as directed by Aneel, the 1Q12 values include preliminary amounts of the liability related to the provisory tariff procedures for the 3rd cycle of tariff review of CPFL Piratininga (corresponding to a reduction of R$ 48 million in the EBITDA). The application of this methodology should have occurred on October 23, 2011.

EBITDA

Based on the above factors, 1Q12 EBITDA (IFRS) reached R$ 629 million, registering a 4.0% reduction (R$ 26 million).

Considering the regulatory assets and liabilities and excluding the non-recurring effects, the EBITDA (IFRS + Regulatory Assets and Liabilitites – Non-recurring effects) would have totaled R$ 612 million in 1Q12 and R$ 540 million in 1Q11, an increase of 13.4% (R$ 72 million).

Financial Result

The 1Q12 net financial expense was R$ 63.3 million, a 105.6% increase (R$ 32.5 million) compared with the net financial expense of R$ 30.8 million reported in 1Q11, mainly due to the incrase of 26.1% (R$ 32.2 million) in the financial expenses, from R$ 123 million in 1Q11 to R$ 155 million in 1Q12.

This result is mainly due to: (i) the increase in the debt balance; and (ii) the currency effect in the purchase of energy from Itaipu (difference between the invoice and the payment day + adjustment until the end of the month for the open invoices) (R$ 11.9 million).

Net Income

Net income (IFRS) in 1Q12 was R$ 326 million, a decrease of 10.6% (R$ 39 million).

Considering the regulatory assets and liabilities, including the effects on the financial result, (net of taxes) and excluding the non-recurring effects, the net income (IFRS + Regulatory Assets and Liabilities – Non-recurring effects) would have totaled R$ 314 million in 1Q12, compared to R$ 286 in 1Q11, an increase of 9.9% (R$ 28 million).

11.1.2) Tariff Review

Tariff Revisions
Distribution Company	Period	Date of Next Tariff Revision
CPFL Piratininga	Each 4 years	October 2011(1)
CPFL Santa Cruz	Each 4 years	February 2012(2)
CPFL Leste Paulista	Each 4 years	February 2012(2)
CPFL Jaguari	Each 4 years	February 2012(2)
CPFL Sul Paulista	Each 4 years	February 2012(2)
CPFL Mococa	Each 4 years	February 2012(2)
CPFL Paulista	Each 5 years	April 2013
RGE	Each 5 years	June 2013

Notes:

(1) Date postponed by Aneel, through the Ratifying Resolution 1,223 of October 18, 2011;

(2) Dates postponed by Aneel, through the Ratifying Resolution 471 of December 20, 2011.

11.1.2.1) CPFL Piratininga

Aneel Ratifying Resolution No. 1,223 of October 18, 2011 postponed the effective date of CPFL Piratininga tariffs, until the conclusion of the Public Hearing AP 040, for the definition of the methodology used in the third Tariff Revision cycle. The new methodology for CPFL Piratininga is scheduled to take place by 2012, with the next tariff adjustment.

11.1.2.2) CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa

On December 20, 2011, due to delays in the approval of the methodologies for the 3rd cycle of tariff reviews, Aneel granted an extension of the current fees to concessionaires who would be subject to tariff review by early 2012 (case of the distributors: CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa) through Normative Resolution No. 471. The Resolution provides that the resulting effects of tariff review are applied to tariffs from the date of the next tariff adjustment, including retroactive effects. The application of new methodology for review is scheduled to take place by February 2013.

11.1.3) Tariff Adjustment

Dates of Tariff Adjustments
Distribution Company	Date
CPFL Piratininga	October 23th
CPFL Santa Cruz	February 3rd
CPFL Leste Paulista	February 3rd
CPFL Jaguari	February 3rd
CPFL Sul Paulista	February 3rd
CPFL Mococa	February 3rd
CPFL Paulista	April 8th
RGE	June 19th

11.1.3.1) CPFL Piratininga

Aneel Ratifying Resolution 1,075 of October 19 2010 readjusted electric energy tariffs of CPFL Piratininga by 10.11%, made up of 8.59% with respect to the Tariff Readjustment and 1.52% with respect to external financial components to the Annual Tariff Readjustment, corresponding to an average effect of +5.66% on consumer billings. The new tariffs came into effect on October 23 2010.

As mentioned in the item “11.1.2”, this adjustment is frozen.

11.1.3.2) CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa

On February 3 2011, Aneel published in the Federal Official Gazette, the Annual Tariff Readjustment Indices for 2011 for the CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa distributors, effective from the same date, as shown in the table at the end of item “11.1.3.5”.

As mentioned in the item “11.1.2”, these adjustments are frozen.

11.1.3.3) CPFL Paulista

Aneel Ratifying Resolution 1,271, of April 3 2012, readjusted the electricity energy tariffs at CPFL Paulista by 3.71%, 1.96% relative to the Tariff Readjustment and 1.75% with respect to the financial components external to the Annual Tariff Readjustment, corresponding to an annual impact of 2.89% on the billings of captive consumers. The new tariffs came into effect on April 8 2012 and will remain in force until April 7 2013.

11.1.3.4) RGE

Aneel Ratifying Resolution 1,153 of June 14 2011 readjusted the electricity energy tariffs at RGE by 17.21%, 8.58% relative to the Tariff Readjustment and 8.63% with respect to the financial components external to the Annual Tariff Readjustment, corresponding to an average impact of 6.74% on the billings of captive consumers. The new tariffs came into effect on June 19 2011 and will remain in force until June 18 2012.

11.1.3.5) Table with Adjustments

The adjustments are presented per distributor in the following table:

Annual Tariff Adjustment Index (IRT)	CPFL Paulista	RGE	CPFL Mococa	CPFL Sul Paulista	CPFL Jaguari	CPFL Leste Paulista	CPFL Santa Cruz	CPFL Piratininga
Term >>>>>>	04/08/2012	06/19/2011	02/03/2011	02/03/2011	02/03/2011	02/03/2011	02/03/2011	10/23/2010
Economic IRT	1.96%	8.58%	6.84%	6.57%	5.22%	6.42%	8.01%	8.59%
Financial Components	1.75%	8.63%	2.66%	1.45%	0.25%	1.34%	15.61%	1.52%
Total IRT	3.71%	17.21%	9.50%	8.02%	5.47%	7.76%	23.61%	10.11%

11.2) Commercialization and Services Segment

Consolidated Income Statement - Commercialization and Services (Pro-forma - R$ Thousands)
	1Q12	1Q11	Var.
Gross Operating Revenues	470,707	430,263	9.4%
Net Operating Revenues	415,254	380,236	9.2%
EBITDA (IFRS)(1)	86,939	92,036	-5.5%
NET INCOME (IFRS)	40,836	60,460	-32.5%

Note:

(1)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result, depreciation/amortization and result of pension fund contributions.

Operating Revenue

In 1Q12, gross operating revenue reached R$ 471 million, representing an increase of 9.4% (R$ 40 million), while net operating revenue moved up by 9.2% (R$ 35 million) to R$ 415 million.

EBITDA

In 1Q12, EBITDA totaled R$ 87 million, a decrease of 5.5% (R$ 5 million).

This decrease is due to the adjustments in the balance of short term energy and to the abrupt climbing of PLD (price of differences settlement), because of the lower affluence recorded in March 2012.

Net Income

In 1Q12, net income amounted to R$ 41 million, down by 32.5% (R$ 20 million).

This decrease is due to the higher financial expense related to the 2nd debentures issuance by CPFL Brasil (R$ 1,320 million) for the capital increase occurred in December 2011 at CPFL Renováveis.

11.3) Conventional Generation Segment

11.3.1) Economic-Financial Performance

Consolidated Income Statement - Conventional Generation (Pro-forma - R$ Thousands)
	1Q12(4)	1Q11(5)	Var.
Gross Operating Revenues	385,670	326,020	18.3%
Net Operating Revenues	361,204	305,992	18.0%
Cost of Electric Power	(31,821)	(23,597)	34.9%
Operating Costs & Expenses	(99,498)	(89,424)	11.3%
EBIT	229,885	192,971	19.1%
EBITDA (IFRS)(1)	294,621	248,074	18.8%
EBITDA (IFRS - Non-Recurring)(2)	294,621	248,074	18.8%
Financial Income (Expense)	(103,442)	(97,539)	6.1%
Income Before Taxes	130,350	95,433	36.6%
NET INCOME (IFRS)	87,892	65,101	35.0%
NET INCOME (IFRS - Non-Recurring)(3)	87,892	53,637	63.9%

Notes:

(1)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result, depreciation/amortization and result of pension fund contributions;

(2)    EBITDA (IFRS – Non-recurring) considers, besides the items mentioned above, the regulatory assets and liabilities, and excludes the non-recurring effects;

(3)    Net Income (IFRS - Non-recurring) considers the regulatory assets and liabilities and excludes the non-recurring effects.

(4)    Pro-forma: does not include the assets that, before the joint venture between CPFL Energia and ERSA, were consolidated within the Generation segment, and that actually are consolidated within CPFL Renováveis;

(5)    Pro-forma: The amounts reported in 1Q12 were adjusted for comparison purposes. Therefore, they exclude the assets that, before the joint venture between CPFL Energia and ERSA, were consolidated within the Generation segment.

Operating Revenue

In 1Q12, gross operating revenue reached R$ 386 million, representing an increase of 18.3% (R$ 60 million), while net operating revenue moved up by 18.0% (R$ 55 million) to R$ 361 million.

This variation is mainly due to the following factors:

     (i)        Increase in the revenue from Foz do Chapecó Hydroelectric Facility,  in the amount of R$ 31 million, due to the increase of 31 GWh in the sales volume and to the increase of 45.5% in the tariffs, as a result of the exchange of bilateral contracts for new contracts signed at the auction;

    (ii)        Increase in the revenue from Ceran, in the amount of R$ 10 million, due to the increase of 25 GWh in the sales volume and to the increase of 11.9% in the tariffs;

   (iii)        Increase in the revenue from the 2 Thermoelectric Plants of Epasa, in the amount of R$ 6 million;

   (iv)        Increase in the revenue supplied to Furnas, in the amount of R$ 6 million, due to the increase of 22 GWh in the sales volume and to the increase of 5.1% in the tariffs (IGP-M effect);

    (v)        Additional revenue revenue from CPFL Paulista and CPFL Piratininga, related to energy supplied by Baesa, in the amount of R$ 4 million, due to the increase of 22 GWh in the sales volume.

Cost of Electric Power

In 1Q12, the cost of electric power increased 34.9% (R$ 8 million) to R$ 32 million, chiefly due to the following factors:

    (i)        Increase in Ceran expenses, in the amount of R$ 3 million, due to the acquisition of 274 GWh of enegy to compensate the lack of rain;

   (ii)        Increase in the charges for the use of the transmission system of Foz do Chapecó Hydroelectric Facility (R$ 3 milllion).

Operating Costs and Expenses

In 1Q12, the operating costs and expenses moved up by 11.3% (R$ 10 million) to R$ 99 million, chiefly due to the following factors:

•      The PMSO item reached R$ 35 million, an increase of 1.3% (R$ 1 million), mainly due to the following factors:

✓  Material expenses, which reported an increase of 286.7% (R$ 2 million), due to the acquisition, by Epasa, of fuel oil to energy generation;

Partially offset by:

✓  Personnel expenses, which reported a net decrease of 10.7% (R$ 1 million), mainly due to the Incentivated Retirement Program – PAI, already considering the increase related to the Collective Bargaining Agreement for 2011.

•      Depreciation and Amortization reached R$ 65 million, a net increase of 16.8% (R$ 9 million), mainly due to the following factors:

✓  Additional depreciation expenses of Epasa - Termonordeste and Termoparaíba Thermoelectric Facilities (R$ 4.1 million);

✓  Non-recurring  accounting adjustments (made in 2Q11 and that had not been made until the 1Q11) related to the re-calculation of the Use of the Public Asset (“UBP”) of the generation plants (R$ 4.4 million).

EBITDA

In 1Q12, EBITDA (IFRS) was R$ 295 million, an increase of 18.8% (R$ 47 million).

Financial Result

In 1Q12, net financial expense was R$ 103 million, up by 6.1% (R$ 6 million). The items explaining these changes are as follows:

•      Financial Expenses: moved from R$ 113 million in 1Q11 to R$ 116 million in 1Q12 (R$ 3 million increase), mainly due to the following factors:

✓  Financial expense at CPFL Geração, with the Use of Public Asset (“UBP”) (R$ 8.2 million), due to the non-recurring  accounting adjustments (made in 2Q11 and that had not been made until the 1Q11) related to the re-calculation of the UBP of the generation plants. Excluding this effect, that amounted R$ 13.0 million in 1Q11, the UBP item would represent a reduction in the financial expense of R$ 4.8 million.

Partially offsetting:

✓  Decrease in the debt balance.

•      Financial Revenues: moved from R$ 15 million in 1Q11 to R$ 12 million in 1Q12 (R$ 3 million decrease), mainly due to the decrease in the balance of financial revenues.

Net Income

In 1Q12, net income (IFRS) was R$ 88 million, an increase of 35.0% (R$ 23 million).

Excluding the non-recurring effects, the net income (IFRS – Non-recurring effects) would have totaled R$ 88 million in 1Q12, compared to R$ 54 million in 1Q11, an increase of 63.9% (R$ 34 million).

11.4) CPFL Renováveis

11.4.1) Economic-Financial Performance

This comparison considers, in 1Q11, only the assets that belonged to CPFL Energia and started being consolidated at CPFL Renováveis, when the company was created (Small Hydro Power Plants of CPFL Geração, CPFL Sul and Biomass Thermoelectric Facility).

Consolidated Income Statement - CPFL Renováveis (Pro-forma - R$ Thousands)
	1Q12	1Q11(2)	Var.
Gross Operating Revenues	143,244	39,036	267.0%
Net Operating Revenues	134,661	36,633	267.6%
Cost of Electric Power	(22,951)	(1,632)	1306.0%
Operating Costs & Expenses	(79,686)	(6,662)	1096.1%
EBIT	32,024	28,338	13.0%
EBITDA (IFRS)(1)	79,553	31,660	151.3%
Financial Income (Expense)	(22,630)	3,275	-790.9%
Income Before Taxes	9,395	31,614	-70.3%
NET INCOME (IFRS)	11,030	21,575	-48.9%

Notes:

(1)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result, depreciation/amortization and result of pension fund contributions;

(2)    Pro-forma Income Statement (considering that CPFL Renováveis was created on August 1, 2011), elaborated for comparison purposes with 1Q12. Considers only the assets that belonged to CPFL Energia in 1Q11 and that started being consolidated at CPFL Renováveis, when the company was created (Small Hydro Power Plants of CPFL Geração, CPFL Sul and Baldin Biomass Thermoelectric Facility).

Operating Revenue

In 1Q12, gross operating revenue reached R$ 143 million, representing an increase of 267.0% (R$ 104 million), while net operating revenue moved up by 267.6% (R$ 98 million) to R$ 135 million.

The increase in the gross operating revenue is mainly due to the increase in the amount of R$ 105 million (R$ 99 million net of taxes), as a result of:

•      The new operating assets, resulting from the joint venture with ERSA and the acquisition of Jantus, whose results have been accounted for CPFL Renováveis since August and December 2011, respectively (R$ 91 million, net of taxes);

•      The beginning of operations of Bio Formosa and Bio Buriti thermoelectric facilities, in September and October 2011, respectively (R$ 8 million, net of taxes).

Operating Costs and Expenses

In 1Q12, operating costs and expenses reached R$ 80 million, an increase of R$ 73 million, chiefly due to the following factors:

    (i)        Additional PMSO of CPFL Renováveis, in the amount of R$ 28 million, due to:

•         The new operating assets, resulting from the joint venture with ERSA, the acquisition of Jantus and the acquisition of Atlântica wind farms (R$ 27 million);

•         Start-up of Bio Formosa and Bio Buriti thermoelectric facilities, in September and October 2011, respectively (R$ 1 million).

   (ii)        Additional Depreciation and Amortization of CPFL Renováveis, in the amount of R$ 43.5 million, related to: (i) the new operating assets, resulting from the joint venture with ERSA and the acquisition of Jantus (R$ 41.0 million); and (ii) the start-up of Bio Formosa and Bio Buriti thermoelectric facilities, in September and October 2011, respectively (R$ 2.5 million).

EBITDA

In 1Q12, EBITDA (IFRS) was R$ 80 million, an increase of 151.3% (R$ 48 million).

Financial Result

In 1Q12, the net financial expense was R$ 23 million, compared to a net financial revenue of R$ 3 million in 1Q11 (increase of R$ 26 million), mainly due to: (i) the new assets in operation, resulting from the joint venture with ERSA and from the acquisition of Jantus; and (ii) the start-up of Bio Formosa and Bio Buriti thermoelectric facilities, in September and October 2011, respectively, as follows:

✓  Additional financial revenue of R$ 35.4 million;

Partially offset by:

✓  Additional financial expense of R$ 10.9 million.

Net Income

In 1Q12, net income (IFRS) was R$ 11 million, a decrease R$ 11 million.

11.4.2) Status of Generation Projects

On March 31, 2012, the portfolio of projects of CPFL Renováveis totalizes 850 MW of installed capacity operating and 885 MW of capacity under construction, which includes 34 Small Hydroelectric Power Plants (PCHs) operating (306.7 MW) and 1 PCH under construction (20.0 MW), 8 Wind Farms operating (367.5 MW) and 25 Wind Farms under construction (670.2 MW), 4 Biomass Thermoelectric Power Plants operating (175.0 MW) and 4 Biomass Thermoelectric Power Plants under construction (195.0 MW).

Additionally, CPFL Renováveis owns wind, PCH and biomass projects that are under development totalizing 3,092 MW, representing a total portfolio of 4,827 MW.

The table below illustrates the overall portfolio of assets operating, under construction and under development, and its installed capacity, on March 31, 2012:

Note: Including Bons Ventos Wind Complex (157.5 MW), Ester Biomass Thermoelectric Power Plant (40 MW), both depending upon the approval, and Atlântica Wind Complex (120 MW), whose acquisition process was already approved by ANEEL.

Bio Ipê Thermoelectric Facility

The commercial start-up of Bio Ipê Thermoelectric Facility, located at Nova Independência (São Paulo State), is scheduled for June 2012. The estimated investment in the project is of R$ 26 million. The installed capacity is of 25 MW and the physical guarantee is of 8.4 average-MW. Capital structure (estimated): 79% BNDES (74% à  TJLP + 1.9% p.a. and 26% à  5.5% p.a. pre) and 21% equity.

Bio Pedra Thermoelectric Facility

Bio Ipê Thermoelectric Facility, located at Serrana (São Paulo State), is in its final phase of construction (94% of works completed – March 2012). Commercial start-up is scheduled for 2Q12. The estimated investment in the project is of R$ 205 million. The installed capacity is of 70 MW and the physical guarantee is of 24.4 average-MW. The energy was sold in the 3rd Reserve Energy Auction occurred in August 2010 (price: R$ 154.12/MWh – December 2011). Capital structure (estimated): 73% BNDES (26% à  TJLP + 1.9% p.a. and 74% à  5.5% p.a. pre) and 27% equity.

Coopcana Thermoelectric Facility

Coopcana Thermoelectric Facility, located at São Carlos do Ivaí (Paraná State), is under construction (9% of works completed – March 2012). Commercial start-up is scheduled for 2Q13. The estimated investment in the project is of R$ 153 million. The installed capacity is of 50 MW and the physical guarantee is of 18 average-MW.

Alvorada Thermoelectric Facility

Alvorada Thermoelectric Facility, located at Araporã (Minas Gerais State), is under construction (9% of works completed – March 2012). Commercial start-up is scheduled for 2Q13. The estimated investment in the project is of R$ 154 million. The installed capacity is of 50 MW and the physical guarantee is of 18 average-MW.

Salto Góes Small Hydro Power Plant

Salto Góes Small Hydro Power Plant, located at Santa Catarina State, is under construction (61% of works completed – March 2012). Commercial start-up is scheduled for 1Q13. The estimated investment in the project is of R$ 136 million. The installed capacity is of 20 MW and the assured power is of 11.1 average-MW. The energy was sold in Alternative Sources Auction occurred in August 2010 (price: R$ 160.41/MWh – December 2011). Capital structure (estimated): 63% BNDES and 37% equity.

Santa Clara I, II, III, IV, V and VI and Eurus VI Wind Farms

Santa Clara I, II, III, IV, V and VI and Eurus VI Wind Farms, located at Rio Grande do Norte State, are under construction (73% of works completed – March 2012). Start-up is scheduled for 3Q12. The estimated investment in the project is of R$ 801 million. The installed capacity is of 188 MW and the physical guarantee is of 76 average-MW. The energy was sold in the Reserve Auction occurred in December 2009 (price: R$ 168.32/MWh – December 2011). Capital structure (estimated): 65% BNDES (TJLP + 1.7% p.a.) and 35% equity.

Macacos I Complex Wind Farms (Macacos, Pedra Preta, Costa Branca and Juremas)

Macacos I Complex Wind Farms (Macacos, Pedra Preta, Costa Branca and Juremas), located at Rio Grande do Norte State, are under construction (23% of works completed – March 2012). Start-up is scheduled for 3Q13. The estimated investment in the project is of R$ 374 million. The installed capacity is of 78.2 MW and the physical guarantee is of 37.1 average-MW. The energy was sold in Alternative Sources Auction occurred in August 2010 (price: R$ 137.30/MWh – December 2011).

Campo dos Ventos II Wind Farm

Campo dos Ventos II Wind Farm, located at Rio Grande do Norte State, is under construction (7% of works completed – March 2012). Start-up is scheduled for 3Q13. The estimated investment in the project is of R$ 127 million. The installed capacity is of 30 MW and the physical guarantee is of 14 average-MW. The energy was sold in the 3rd Reserve Energy Auction occurred in August 2010 (price: R$ 133.70/MWh – December 2011).

Atlântica Complex Wind Farms (Atlântica I, II, IV and V)

Atlântica Complex Wind Farms (Atlântica I, II, IV and V), located at Rio Grande do Sul State, are under construction (6% of works completed – March 2012). Start-up is scheduled for 2H13. The installed capacity is of 120 MW and the physical guarantee is of 52.7 average-MW. The energy was sold in Alternative Sources Auction occurred in August 2010 (price: R$ 147.44/MWh – December 2011).

Campo dos Ventos Complex Wind Farms (Campo dos Ventos I, III and V, São Domingos and Ventos de São Martinho)

The start-up of Campo dos Ventos Complex Wind Farms (Campo dos Ventos I, III and V, Ventos de São Domingos and Ventos de São Martinho), located at Rio Grande do Norte State, is scheduled for 2Q14. The beginning of construction depends upon the approval of the National Electric Energy Agency – ANEEL. The estimated investment in the project is of R$ 660 million. The installed capacity is of 138 MW and the physical guarantee is of 68.5 average-MW.

São Benedito Complex Wind Farms (Santa Mônica, Santa Úrsula, Ventos de São Benedito and Ventos de São Dimas)

The start-up of São Benedito Complex Wind Farms (Santa Mônica, Santa Úrsula, Ventos de São Benedito e Ventos de São Dimas), located at Rio Grande do Norte State, is scheduled for 2Q14. The beginning of construction depends upon the approval of the National Electric Energy Agency – ANEEL. The estimated investment in the project is of R$ 506 million. The installed capacity is of 116 MW and the physical guarantee is of 60.6 average-MW.

12) ATTACHMENTS

12.1) Statement of Assets – CPFL Energia

(R$ thousands)

	Consolidated
ASSETS	03/31/2012	12/31/2011	03/31/2011

CURRENT ASSETS
Cash and Cash Equivalents	2,707,338	2,699,837	1,967,201
Consumers, Concessionaries and Licensees	1,983,765	1,874,280	1,854,718
Dividend and Interest on Equity	830	830	-
Financial Investments	44,523	47,521	42,929
Recoverable Taxes	260,900	277,463	198,106
Derivatives	1,288	3,733	189
Materials and Supplies	41,731	44,872	29,176
Leases	6,233	4,581	4,807
Other Credits	482,772	409,938	391,979
TOTAL CURRENT ASSETS	5,529,380	5,363,054	4,489,104

NON-CURRENT ASSETS
Consumers, Concessionaries and Licensees	177,684	182,300	194,227
Judicial Deposits	1,160,519	1,128,616	938,884
Financial Investments	117,354	109,965	64,437
Recoverable Taxes	220,837	216,715	146,092
Derivatives	238,967	215,642	8
Deferred Taxes	1,171,826	1,176,535	1,109,579
Leases	25,241	24,521	25,577
Concession Financial Assets	1,835,986	1,376,664	1,016,709
Employee Pension Plans	3,416	3,416	5,800
Investments at Cost	116,654	116,654	116,654
Other Credits	293,327	279,460	245,617
Property, Plant and Equipment	8,497,946	8,292,076	5,929,223
Intangible	8,610,617	8,927,439	6,559,794
TOTAL NON-CURRENT ASSETS	22,470,373	22,050,003	16,352,602

TOTAL ASSETS	27,999,753	27,413,057	20,841,707

12.2) Statement of Liabilities – CPFL Energia

(R$ thousands)

	Consolidated
LIABILITIES AND SHAREHOLDERS' EQUITY	03/31/2012	12/31/2011	03/31/2011

LIABILITIES

CURRENT LIABILITIES
Suppliers	1,291,471	1,240,143	1,100,624
Accrued Interest on Debts	193,367	141,902	86,718
Accrued Interest on Debentures	182,265	83,552	120,233
Loans and Financing	1,029,630	896,414	945,642
Debentures	535,495	531,185	1,362,464
Employee Pension Plans	39,695	40,695	38,438
Regulatory Charges	150,373	145,146	128,712
Taxes, Fees and Contributions	519,544	483,028	522,544
Dividend and Interest on Equity	24,255	24,524	23,792
Accrued Liabilities	76,231	70,771	68,434
Derivatives	-	-	38,450
Public Utilities	28,764	28,738	17,438
Other Accounts Payable	632,679	813,338	496,032
TOTAL CURRENT LIABILITIES	4,703,767	4,499,437	4,949,522

NON-CURRENT LIABILITIES
Accrued Interest on Debts	-	23,627	24,594
Loans and Financing	7,217,109	7,382,455	4,839,164
Debentures	4,704,282	4,548,651	2,158,934
Employee Pension Plans	397,959	414,629	530,089
Taxes, Fees and Contributions	-	165	773
Deferred Taxes	1,034,596	1,038,101	277,359
Reserve for Contingencies	345,047	338,121	300,516
Derivatives	-	24	571
Public Utilities	442,301	440,926	426,224
Other Accounts Payable	178,432	174,411	102,020
TOTAL NON-CURRENT LIABILITIES	14,319,726	14,361,111	8,660,246

SHAREHOLDERS' EQUITY
Capital	4,793,424	4,793,424	4,793,424
Capital Reserve	229,955	229,955	16
Earnings Reserve	495,185	495,185	418,665
Additional Proposed Dividend	758,470	758,470	486,040
Revaluation Reserve	783,786	790,123	805,591
Retained Earning (Loss)	417,522	-	466,309
	7,478,342	7,067,157	6,970,046
Non-Controlling Shareholders' Interest	1,497,919	1,485,352	261,893
TOTAL SHAREHOLDERS' EQUITY	8,976,261	8,552,510	7,231,939

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	27,999,753	27,413,057	20,841,707

12.3) Income Statement – CPFL Energia

(R$ thousands)

Consolidated
	1Q12	1Q11	Variation
OPERATING REVENUES
Electricity Sales to Final Customers(1)	3,931,744	3,603,675	9.10%
Electricity Sales to Distributors	418,611	276,357	51.47%
Revenue from building the infrastructure	269,310	213,602	26.08%
Other Operating Revenues(1)	422,450	416,130	1.52%
	5,042,116	4,509,764	11.80%

DEDUCTIONS FROM OPERATING REVENUES	(1,621,128)	(1,486,980)	9.02%
NET OPERATING REVENUES	3,420,988	3,022,784	13.17%

COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(1,318,496)	(1,114,736)	18.28%
Electricity Network Usage Charges	(347,233)	(303,926)	14.25%
	(1,665,729)	(1,418,661)	17.42%
OPERATING COSTS AND EXPENSES
Personnel	(158,908)	(152,040)	4.52%
Material	(25,478)	(18,035)	41.27%
Outsourced Services	(132,011)	(121,063)	9.04%
Other Operating Costs/Expenses	(85,996)	(79,407)	8.30%
Cost of building the infrastructure	(269,310)	(213,602)	26.08%
Employee Pension Plans	2,536	22,351	-88.65%
Depreciation and Amortization	(152,840)	(142,158)	7.51%
Amortization of Concession's Intangible	(65,500)	(46,013)	42.35%
	(887,507)	(749,966)	18.34%

EBITDA	1,083,556	1,019,976	6.23%

EBIT	867,753	854,156	1.59%

FINANCIAL INCOME (EXPENSE)
Financial Income	143,501	125,914	13.97%
Financial Expenses	(358,049)	(257,020)	39.31%
	(214,548)	(131,106)	63.64%

INCOME BEFORE TAXES ON INCOME	653,205	723,050	-9.66%

Social Contribution	(62,020)	(68,792)	-9.84%
Income Tax	(167,987)	(188,383)	-10.83%

NET INCOME	423,198	465,875	-9.16%
Controlling Shareholders' Interest	410,905	459,781	-10.63%
Non-Controlling Shareholders' Interest	12,292	6,095	101.70%

Note: (1)  TUSD revenue from captive customers reclassified from the line of “other operating revenues” to the line of “electricity sales to final customers”.

12.4) Cash Flow – CPFL Energia

(R$ thousands)

Consolidated

	1Q12	Last 12M

Beginning Balance	2,699,837	1,967,201

Net Income Including Social Contribution and Income Tax	653,205	2,292,112

Depreciation and Amortization	218,340	831,372
Interest on Debts and Monetary and Foreign Exchange Restatements	294,598	1,280,562
Income Tax and Social Contribution Paid	(201,226)	(757,447)
Interest on Debts Paid	(158,153)	(1,000,842)
Others	(133,612)	(202,706)
	19,947	150,939

Total Operating Activities	673,152	2,443,051

Investment Activities
Acquisition of Equity Interest net of cash acquired	(176,256)	(1,039,194)
Acquisition of Property, Plant and Equipment, and Intangibles	(555,044)	(2,047,536)
Others	(6,106)	258,863
Total Investment Activities	(737,406)	(2,827,867)

Financing Activities
Loans and Debentures	295,104	5,451,204
Principal Amortization of Loans and Debentures	(223,080)	(3,082,729)
Dividends Paid	(269)	(1,240,837)
Others	-	(2,684)
Total Financing Activities	71,755	1,124,954

Cash Flow Generation	7,501	740,138

Ending Balance - 03/31/2012	2,707,338	2,707,338

12.5) Income Statement – Segments of Conventional Generation (excl. CPFL Renováveis) and CPFL Renováveis

(Pro-forma, R$ thousands)

Consolidated	Conventional Generation			CPFL Renováveis	Total Generation
	4Q11(1)	4Q10(2)	Variation	4Q11	1Q12	1Q11	Variation
OPERATING REVENUES
Eletricity Sales to Final Consumers	-	-	0.00%	-	-	-	0.00%
Eletricity Sales to Distributors	385,030	325,425	18.32%	143,244	528,274	364,360	44.99%
Other Operating Revenues	640	595	7.67%	-	640	695	-7.96%
	385,670	326,020	18.30%	143,244	528,914	365,055	44.89%

DEDUCTIONS FROM OPERATING REVENUES	(24,466)	(20,027)	22.16%	(8,583)	(33,049)	(22,430)	47.34%
NET OPERATING REVENUES	361,204	305,992	18.04%	134,661	495,865	342,625	44.73%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(13,463)	(9,373)	43.64%	(18,416)	(31,880)	(10,162)	213.72%
Eletricity Network Usage Charges	(18,357)	(14,224)	29.06%	(4,535)	(22,892)	(15,067)	51.93%
	(31,821)	(23,597)	34.85%	(22,951)	(54,772)	(25,229)	117.10%
OPERATING COSTS AND EXPENSES
Personnel	(9,451)	(10,582)	-10.69%	(9,460)	(18,910)	(10,670)	77.23%
Material	(2,614)	(676)	286.68%	(982)	(3,595)	(752)	378.15%
Outsourced Services	(6,857)	(7,424)	-7.64%	(17,600)	(24,457)	(9,249)	164.42%
Other Operating Costs/Expenses	(15,841)	(15,640)	1.28%	(4,115)	(19,957)	(16,991)	17.45%
Business Combination - CPFL Renováveis	-	-	0.00%	-	-	-	0.00%
Employee Pension Plans	360	621	-42.02%	-	360	621	-42.02%
Depreciation and Amortization	(60,503)	(50,888)	18.89%	(25,779)	(86,283)	(54,210)	59.16%
Amortization of Concession's Intangible	(4,592)	(4,834)	-5.01%	(21,749)	(26,342)	(4,834)	444.87%
	(99,498)	(89,424)	11.27%	(79,686)	(179,184)	(96,087)	86.48%

EBITDA	294,621	248,074	18.76%	79,553	374,174	279,733	33.76%

EBIT	229,885	192,971	19.13%	32,024	261,909	221,309	18.35%

FINANCIAL INCOME (EXPENSE)
Financial Income	12,434	15,121	-17.77%	14,180	26,614	20,124	32.25%
Financial Expenses	(115,876)	(112,660)	2.85%	(36,809)	(152,685)	(114,387)	33.48%
Interest on Equity	-	-	-	-	-	-	-
	(103,442)	(97,539)	6.05%	(22,630)	(126,071)	(94,263)	33.74%

EQUITY ACCOUNTING	3,907	-	0.00%	0	0	-	0.00%

INCOME BEFORE TAXES ON INCOME	130,350	95,433	36.59%	9,395	135,838	127,046	6.92%

Social Contribution	(11,260)	(8,186)	37.56%	(106)	(11,367)	(10,871)	4.56%
Income Tax	(31,197)	(22,146)	40.87%	1,741	(29,456)	(29,500)	-0.15%

NET INCOME	87,892	65,101	35.01%	11,030	95,015	86,676	9.62%
Controlling Shareholders' Interest	79,694	59,007	35.06%	11,008	82,723	80,582	2.66%
Non-Controlling Shareholders' Interest	8,198	6,095	34.51%	22	12,293	6,095	101.70%

Notes:

(1)    Pro-forma: does not include the assets that, before the joint venture between CPFL Energia and ERSA, were consolidated within the Generation segment, and that actually are consolidated within CPFL Renováveis;

(2)    Pro-forma: The amounts reported in 1Q12 were adjusted for comparison purposes. Therefore, they exclude the assets that, before the joint venture between CPFL Energia and ERSA, were consolidated within the Generation segment.

12.6) Income Statement – Consolidated Distribution Segment

(Pro-forma, R$ thousands)

Consolidated
	1Q12	1Q11	Variation
OPERATING REVENUES
Electricity Sales to Final Customers(1)	3,740,008	3,438,389	8.77%
Electricity Sales to Distributors	43,035	32,647	31.82%
Revenue from building the infrastructure	269,310	213,602	26.08%
Other Operating Revenues(1)	381,817	378,007	1.01%
	4,434,169	4,062,645	9.14%

DEDUCTIONS FROM OPERATING REVENUES	(1,565,437)	(1,443,802)	8.42%
NET OPERATING REVENUES	2,868,733	2,618,844	9.54%

COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(1,326,610)	(1,144,497)	15.91%
Electricity Network Usage Charges	(324,956)	(289,514)	12.24%
	(1,651,566)	(1,434,010)	15.17%
OPERATING COSTS AND EXPENSES
Personnel	(119,144)	(127,097)	-6.26%
Material	(20,494)	(15,224)	34.62%
Outsourced Services	(114,796)	(109,220)	5.11%
Other Operating Costs/Expenses	(64,903)	(65,277)	-0.57%
Cost of building the infrastructure	(269,310)	(213,602)	26.08%
Employee Pension Plans	2,176	21,731	-89.99%
Depreciation and Amortization	(65,185)	(86,450)	-24.60%
Amortization of Concession's Intangible	(5,045)	(4,881)	3.36%
	(656,701)	(600,019)	9.45%

EBITDA	628,520	654,415	-3.96%

EBIT	560,466	584,814	-4.16%

FINANCIAL INCOME (EXPENSE)
Financial Income	92,084	92,434	-0.38%
Financial Expenses	(155,364)	(123,208)	26.10%
Interest on Equity	-	-	-
	(63,280)	(30,774)	105.63%

INCOME BEFORE TAXES ON INCOME	497,185	554,040	-10.26%

Social Contribution	(45,761)	(50,471)	-9.33%
Income Tax	(125,210)	(138,567)	-9.64%

NET INCOME	326,214	365,002	-10.63%

Note: (1)  TUSD revenue from captive customers reclassified from the line of “other operating revenues” to the line of “electricity sales to final customers”.

12.7) Economic-Financial Performance – Distributors

(Pro-forma, R$ thousands)

Summary of Income Statement by Distribution Company (Pro-forma - R$ Thousands)

CPFL PAULISTA
	1Q12	1Q11	Var.
Gross Operating Revenues	2,271,093	1,997,175	13.7%
Net Operating Revenues	1,485,665	1,278,872	16.2%
Cost of Electric Power	(853,146)	(721,958)	18.2%
Operating Costs & Expenses	(357,656)	(284,004)	25.9%
EBIT	274,863	272,911	0.7%
EBITDA (IFRS)(1)	302,665	297,761	1.6%
EBITDA (IFRS+ Regulatory Assets & Liabilities)(2)	312,361	247,357	26.3%
Financial Income (Expense)	(28,054)	(6,501)	331.5%
Income Before Taxes	246,809	266,410	-7.4%
NET INCOME (IFRS)	163,595	175,528	-6.8%
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	169,675	139,757	21.4%

CPFL PIRATININGA
	1Q12	1Q11	Var.
Gross Operating Revenues	987,580	1,036,261	-4.7%
Net Operating Revenues	607,536	666,475	-8.8%
Cost of Electric Power	(381,829)	(325,356)	17.4%
Operating Costs & Expenses	(109,291)	(155,317)	-29.6%
EBIT	116,416	185,802	-37.3%
EBITDA (IFRS)(1)	128,335	199,204	-35.6%
EBITDA (IFRS+ Regulatory Assets & Liabilities)(2)	97,761	144,888	-32.5%
Financial Income (Expense)	(15,565)	(8,591)	81.2%
Income Before Taxes	100,851	177,211	-43.1%
NET INCOME (IFRS)	63,545	116,880	-45.6%
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	43,002	80,890	-46.8%

RGE
	1Q12	1Q11	Var.
Gross Operating Revenues	945,138	811,836	16.4%
Net Operating Revenues	620,686	527,625	17.6%
Cost of Electric Power	(333,170)	(311,550)	6.9%
Operating Costs & Expenses	(147,976)	(118,167)	25.2%
EBIT	139,541	97,908	42.5%
EBITDA (IFRS)(1)	163,714	124,381	31.6%
EBITDA (IFRS+ Regulatory Assets & Liabilities)(2)	162,652	107,517	51.3%
Financial Income (Expense)	(15,627)	(14,706)	6.3%
Income Before Taxes	123,914	83,202	48.9%
NET INCOME (IFRS)	82,107	54,825	49.8%
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	80,604	42,718	88.7%

CPFL SANTA CRUZ
	1Q12	1Q11	Var.
Gross Operating Revenues	102,605	89,058	15.2%
Net Operating Revenues	70,664	60,120	17.5%
Cost of Electric Power	(36,630)	(31,686)	15.6%
Operating Costs & Expenses	(20,329)	(18,138)	12.1%
EBIT	13,705	10,295	33.1%
EBITDA (IFRS)(1)	15,558	12,429	25.2%
EBITDA (IFRS+ Regulatory Assets & Liabilities)(2)	16,660	10,475	59.0%
Financial Income (Expense)	(1,274)	(594)	114.3%
Income Before Taxes	12,431	9,701	28.1%
NET INCOME (IFRS)	8,245	6,366	29.5%
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	9,005	5,088	77.0%

 Notes:

(1)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result, depreciation/amortization and result of pension fund contributions;

(2)    EBITDA (IFRS + Regulatory Assets & Liabilitites) considers, besides the items mentioned above, the regulatory assets and liabilities, and excludes the non-recurring effects;

(3)    Net Income (IFRS + Regulatory Assets & Liabilitites) considers the regulatory assets and liabilities and excludes the non-recurring effects.

Summary of Income Statement by Distribution Company (Pro-forma - R$ Thousands)

CPFL LESTE PAULISTA
	1Q12	1Q11	Var.
Gross Operating Revenues	31,199	29,405	6.1%
Net Operating Revenues	21,976	20,597	6.7%
Cost of Electric Power	(9,810)	(8,500)	15.4%
Operating Costs & Expenses	(7,127)	(7,107)	0.3%
EBIT	5,039	4,990	1.0%
EBITDA (IFRS)(1)	5,899	5,986	-1.4%
EBITDA (IFRS+ Regulatory Assets & Liabilities)(2)	5,149	6,252	-17.6%
Financial Income (Expense)	(1,989)	(552)	260.0%
Income Before Taxes	3,050	4,437	-31.3%
NET INCOME (IFRS)	2,023	2,881	-29.8%
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	1,535	3,089	-50.3%

CPFL SUL PAULISTA
	1Q12	1Q11	Var.
Gross Operating Revenues	40,562	42,243	-4.0%
Net Operating Revenues	27,097	28,959	-6.4%
Cost of Electric Power	(15,401)	(14,349)	7.3%
Operating Costs & Expenses	(6,873)	(8,447)	-18.6%
EBIT	4,823	6,163	-21.7%
EBITDA (IFRS)(1)	5,394	6,925	-22.1%
EBITDA (IFRS+ Regulatory Assets & Liabilities)(2)	5,418	6,730	-19.5%
Financial Income (Expense)	(425)	6	-6979.0%
Income Before Taxes	4,398	6,169	-28.7%
NET INCOME (IFRS)	2,903	3,965	-26.8%
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	2,915	3,731	-21.9%

CPFL JAGUARI
	1Q12	1Q11	Var.
Gross Operating Revenues	36,786	37,507	-1.9%
Net Operating Revenues	23,137	24,041	-3.8%
Cost of Electric Power	(15,917)	(14,591)	9.1%
Operating Costs & Expenses	(3,401)	(4,623)	-26.4%
EBIT	3,819	4,827	-20.9%
EBITDA (IFRS)(1)	4,279	5,366	-20.3%
EBITDA (IFRS+ Regulatory Assets & Liabilities)(2)	3,741	5,260	-28.9%
Financial Income (Expense)	(62)	117	-153.1%
Income Before Taxes	3,757	4,943	-24.0%
NET INCOME (IFRS)	2,487	3,264	-23.8%
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	2,138	3,243	-34.1%

CPFL MOCOCA
	1Q12	1Q11	Var.
Gross Operating Revenues	23,360	21,923	6.6%
Net Operating Revenues	15,785	14,672	7.6%
Cost of Electric Power	(8,989)	(8,425)	6.7%
Operating Costs & Expenses	(4,536)	(4,327)	4.8%
EBIT	2,260	1,919	17.8%
EBITDA (IFRS)(1)	2,675	2,364	13.2%
EBITDA (IFRS+ Regulatory Assets & Liabilities)(2)	3,347	2,525	32.5%
Financial Income (Expense)	(285)	48	-696.7%
Income Before Taxes	1,975	1,967	0.4%
NET INCOME (IFRS)	1,309	1,293	1.3%
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	1,772	1,412	25.5%

Notes:

(1)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result, depreciation/amortization and result of pension fund contributions;

(2)    EBITDA (IFRS + Regulatory Assets & Liabilitites) considers, besides the items mentioned above, the regulatory assets and liabilities, and excludes the non-recurring effects;

(3)    Net Income (IFRS + Regulatory Assets & Liabilitites) considers the regulatory assets and liabilities and excludes the non-recurring effects.

12.8) Sales to the Captive Market by Distributor (in GWh)

CPFL Paulista
	1Q12	1Q11	Var.
Residential	2,011	1,913	5.1%
Industrial	1,150	1,173	-2.0%
Commercial	1,248	1,208	3.3%
Others	912	888	2.6%
Total	5,320	5,183	2.7%

CPFL Piratininga
	1Q12	1Q11	Var.
Residential	919	883	4.1%
Industrial	636	703	-9.6%
Commercial	503	488	2.9%
Others	259	250	3.7%
Total	2,316	2,324	-0.3%

RGE
	1Q12	1Q11	Var.
Residential	535	501	6.8%
Industrial	471	526	-10.4%
Commercial	352	321	9.7%
Others	672	584	15.1%
Total	2,030	1,931	5.1%

CPFL Santa Cruz
	1Q12	1Q11	Var.
Residential	79	75	4.5%
Industrial	42	42	-1.9%
Commercial	42	40	4.8%
Others	88	73	19.3%
Total	250	232	8.1%

CPFL Jaguari
	1Q12	1Q11	Var.
Residential	19	19	0.6%
Industrial	66	69	-4.5%
Commercial	10	10	-0.6%
Others	9	9	-0.6%
Total	104	107	-2.9%

CPFL Mococa
	1Q12	1Q11	Var.
Residential	16	16	-1.5%
Industrial	13	15	-16.6%
Commercial	8	7	2.6%
Others	13	13	-1.7%
Total	49	52	-5.4%

CPFL Leste Paulista
	1Q12	1Q11	Var.
Residential	22	22	-1.1%
Industrial	6	7	-19.9%
Commercial	10	10	5.6%
Others	22	21	5.4%
Total	60	60	0.0%

CPFL Sul Paulista
	1Q12	1Q11	Var.
Residential	31	31	2.5%
Industrial	23	29	-21.1%
Commercial	14	13	2.8%
Others	22	22	2.8%
Total	90	95	-4.6%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 8, 2012

CPFL ENERGIA S.A.

By:	/S/ LORIVAL NOGUEIRA LUZ JUNIOR
Name: Title:	Lorival Nogueira Luz Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.